MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Non-IFRS measures and forward-looking statements

The Company has included herein certain supplemental measures of key performance, including, but not limited to, net operating income ("NOI"), funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, and adjusted earnings before interest taxes depreciation and amortization for real estate ("Adjusted EBITDAre"), as well as certain key indicators of the performance of our businesses. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Because non-IFRS measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS measures used in this MD&A are provided in Sections 4 and 5 and the key performance indicators presented are discussed in detail in Section 7.

The supplemental measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Certain statements in this MD&A may be considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). Statements other than statements of historical fact contained in this document may be forward-looking statements. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavour”, “project”, “continue” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, timelines and sales/rental expectations; projected development costs, timelines, plans and development yields; estimated stabilized NOI from development and rental properties; expected performance fees; future cash flows; transaction timelines; anticipated demand for homebuilding and lots; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the intentions to attract third-party capital to the Company's businesses; the Company’s key priorities over the next three years and the manner in which they might be achieved; the intended synergies from the internalization of property management of the Company’s U.S. multi-family rental portfolio; expected future acquisitions, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and U.S. and Canadian multi-family rental apartments; the anticipated disposition of an investment in a Canadian multi-family development project; anticipated ESG initiatives; and the ongoing impact of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated March 2, 2021 (the “AIF”) and its 2020 annual MD&A (as supplemented by Section 8.6 of this document), both of which are available on SEDAR at www.sedar.com. The continuing impact of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 8.6 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

Market and industry data

This MD&A includes certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists' renditions, and may not be representative of all properties in the Company’s portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of November 8, 2021, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2021, which were prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) accounting policies consistent with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020.

The Company’s common shares were listed for trading on the New York Stock Exchange on October 7, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

Additional information about the Company, including its Annual Information Form, is available on the Company's website at www.triconresidential.com, and on the Canadian Securities Administrators’ website at www.sedar.com.

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. It’s a defensive business that is designed to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and our willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

We were also first to recognize the benefits of combining single-family and multi-family rental operations to create a pure play on “middle-market” rental housing. By focusing on the similarities of collecting monthly rent from residents and the complementary nature of property management, we believe that Tricon can deliver a superior experience at all stages of the resident lifecycle. Our properties and residents may be diverse but our commitment to enrich the lives of our residents through caring service and a simplified, connected lifestyle is consistent.

Tricon strives to be North America’s pre-eminent rental housing company focused on the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering exceptional customer service. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and expects its employees to conduct themselves according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

•Ask questions, embrace problems, thrive on the process of innovation

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

•Do what is right, not what is easy

•Elevate each other so together we leave an enduring legacy

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first so they in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, they are more likely to treat our properties as their own, and they are more willing to refer new customers. We have realized that the best way to drive returns for our investors and shareholders is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are two of the key priorities in our ESG principles (see Section 1.3).

In addition, to guide its efforts of building shareholder value over the near term, Tricon has defined the following key priorities which it aims to achieve by 2022. Progress toward these goals remains subject to potential ongoing economic instability and uncertainty related to the novel coronavirus global pandemic ("COVID-19") and other risks and uncertainties (see “Non-IFRS measures and forward-looking statements” on page 1 and Section 8.6).

•Growing core funds from operations - ("Core FFO", a key performance indicator ("KPI"); refer to Section 7.1) - Tricon is focused on growing Core FFO per share by increasing the net operating income of its rental properties, increasing its Private Funds and Advisory fee streams, and acquiring additional rental properties;

•Increasing third-party assets under management ("AUM") - Tricon aims to raise third-party capital in all of its businesses to enhance scale and improve operational efficiency, reduce its balance sheet exposure to development activities, and drive its return on equity with incremental fee income;

•Growing book value per share - Over time, Tricon plans to redeploy the majority of its free cash flow into accretive growth opportunities focused primarily on rental housing; and

•Reducing leverage - Tricon plans to reduce corporate-level debt by maintaining prudent and largely non-recourse leverage at the subsidiary level.

1.2    Business objectives and strategy

Tricon is an owner and operator of a growing portfolio of approximately 35,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Since the Company's initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in "for-sale" housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at September 30, 2021, about 96% of the Company’s real estate assets are stabilized rental housing assets, and the remaining 4% are invested in residential development projects.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties, equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

Through its fully integrated operating platform, the Company earns (i) rental income and ancillary revenue from single-family rental properties, (ii) income from its investments in multi-family rental properties and residential developments, and (iii) fees from managing third-party capital co-invested in its real estate assets.

*Includes estimated Canadian residential development units based on development plans as of September 30, 2021. See Section 4.3 for details.

Rental housing strategy

Tricon's U.S. rental strategy, in both single-family and multi-family rental, is focused on select geographic markets in the U.S. Sun Belt and targets the "middle-market" resident demographic. The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. It is home to about 40% of all U.S. households, and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

the University of Virginia, 2018). In many ways, the COVID-19 pandemic has accelerated these demographic trends and is expected to help drive even stronger relative population growth over the next five years in Tricon's core markets as Americans de-urbanize and seek out the safety of suburban living in less dense markets. Furthermore, the Company believes that growing work-from-home trends will likely strengthen in-migration to the Sun Belt states as employers permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

Within its targeted geographic markets, Tricon is focused on serving the middle-market resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $70,000 and $110,000 per year and with monthly rental payments of $1,300 to $2,100. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship and when experiencing a decline in income. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company.

Tricon's Canadian "build-to-core" rental strategy is focused on the Greater Toronto Area, a region that is underpinned by strong economic fundamentals, including robust job and population growth over an extended period, and attractive supply and demand fundamentals. The Company is currently developing all of its Canadian multi-family properties in downtown Toronto, and believes that the confluence of Canadian urbanization trends, strong population growth, a robust and diversified economy, and major for-sale housing affordability issues will support attractive, long-term rental fundamentals. In addition, Tricon’s high-quality, service-oriented rental offerings are well-positioned to cater towards an urban workforce seeking condo-quality, highly amenitized apartments but with professional property management.

A description of each of the Company’s businesses is provided below.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Single-Family Rental

Tricon owns and operates one of the largest portfolios of single-family rental homes in the U.S. Sun Belt, with 27,187 rental homes in 21 markets across ten states as of September 30, 2021. Tricon offers middle-market families the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

Since entering the single-family rental business in 2012, Tricon has built a technology-enabled platform to support its growth and manage its properties efficiently. The Company's proprietary technology automates home acquisitions, leasing activities (such as virtual tours and/or self-showings), resident underwriting, revenue management, call centre services, repairs and maintenance and workflow management, among other activities. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate yet highly scalable, and it intends to apply these capabilities across both its single-family and multi-family rental portfolios.

Multi-Family Rental

In the U.S., Tricon invests in, manages and operates a portfolio of high-quality, affordably priced garden-style apartments primarily in the U.S. Sun Belt, comprised of 23 properties totalling 7,289 suites in 13 major markets. The current portfolio consists of new vintage garden-style complexes featuring resort-style amenities, including swimming pools and well-appointed fitness and common areas, located in desirable suburban sub-markets that have experienced strong employment and population growth over an extended period of time. Tricon holds these assets in partnerships with institutional investors who have an investment bias towards long-term ownership and stable recurring cash flows. The institutional investors pay Tricon asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

During the quarter, the Company completed the internalization of the property management function for its entire U.S. portfolio. This internalization is expected to produce additional synergies by leveraging Tricon's existing technology, infrastructure and centralized property management functions and will enable the Company to earn property management fees.

In Canada, Tricon operates one 500-suite Class A rental property, The Selby, located in Toronto. The Selby is currently managed through Tricon's vertically integrated platform, including local property management employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Residential Development

In its Residential Development business, Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) its recently launched strategy to develop single-family rental communities in the U.S., and (iii) (legacy) land development and homebuilding projects predominantly in the U.S.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active multi-family rental developers in downtown Toronto with eight projects under development (excluding a project planned for disposition), totalling approximately 3,977 units. Tricon is focused on developing, owning and operating the leading portfolio of Class A rental apartments in the Greater Toronto Area, Canada’s economic engine and one of its fastest-growing metropolitan areas. The Company’s "build-to-core" strategy targets institutional-quality development of well-located rental properties near major employment nodes and/or public transit that will ultimately be held over the long term as part of an income-producing portfolio. Through its vertically integrated operations, including land acquisition/entitlement, development, oversight of vertical construction, and property management, we believe that Tricon has a major competitive advantage and is able to develop properties designed specifically to serve rental residents in a Toronto market saturated with investor-driven condominium projects. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's innovative build-to-rent strategy, which is focused on developing a portfolio of well-designed, dedicated single-family home rental communities, commenced in the third quarter of 2019, following the establishment of a joint venture arrangement with an institutional investor. Such developments, which typically include a cluster of rental homes with shared amenities, combine the privacy and convenience of single-family rental living with the community experience of the multi-family rental model. This strategy leverages the Company’s complementary expertise in land development, homebuilding, and single-family rental and multi-family rental property management. The Company closed on its first investment under this strategy in 2020 and expects to commit to approximately ten development communities per year in 2021 and 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the U.S. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”), an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having four MPCs ranked in the top 50 based on homebuilder sales in the first half of 2021 according to RCLCO Real Estate Consulting.

(Residential development investments of $330.7 million represent 4% of Tricon's real estate asset value. The investment balance includes Tricon's equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments as at September 30, 2021. Refer to Section 4.3.)

Private Funds and Advisory

Through its Private Funds and Advisory ("PF&A") business, Tricon earns fees from managing third-party capital invested in its real estate assets through commingled funds, separate accounts and joint ventures ("Investment Vehicles"). Activities of this business include:

(i)Asset management of third-party capital: Tricon manages capital on behalf of American, Canadian and international institutional investors, including pension funds, sovereign wealth funds, insurance companies, endowments and foundations, as well as family offices and high net-worth accredited investors who seek exposure to the residential real estate industry. Tricon currently manages $5.6 billion of third-party capital (of total AUM of $12.1 billion) across its single-family rental, multi-family rental and residential development business segments.

Tricon manages third-party capital for twelve of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2021). In 2021, Tricon ranked 58th globally and second in Canada (compared to 65th globally and second in Canada in 2020) among global real estate investment managers based on the institutional equity they raised since 2016 (source: "2021 PERE 100" manager ranking, June 2021).

For its services, Tricon earns asset management fees and performance fees, provided targeted investment returns are achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Tricon believes it is prudent to use a combination of balance sheet and third-party capital across its businesses. In particular, third-party capital allows the Company to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.

When co-investing with institutional partners, Tricon prefers to invest a higher relative portion of its commitment in income-producing rental strategies and a lower portion in development. This approach allows Tricon’s balance sheet investments to immediately generate regular income streams and help grow FFO, while minimizing exposure to longer-term development assets, which do not generate immediate cash flow.

(ii)Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii)Property management of rental properties: Tricon provides integrated property management services to its entire single-family and multi-family rental portfolio (including properties owned through joint ventures with third-party capital partners), having completed the internalization of property management for its U.S. multi-family rental portfolio in the third quarter of 2021. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call centre and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

* Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.4 for a summary of revenue from private funds and advisory services for the nine months ended September 30, 2021.

1.3    Environmental, Social and Governance

Environmental, Social and Governance ("ESG") principles have guided Tricon's 33-year history of delivering business excellence. Following the publication of our ESG Roadmap in January 2020, our strategic priorities include:

Our People: Tricon is committed to engaging, supporting, and enriching the lives of our employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. Diversity and inclusion are

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

part of the character of our company, and we recognize the increasing importance of being guided by these values. In September 2021, Tricon launched a Diversity, Inclusion, and Belonging (“DIB”) strategy that provides a roadmap to make lasting changes required for genuine inclusiveness. By the end of the year, Tricon aims to launch a DIB Council to oversee our progress and measure our success. In addition, we celebrated Tricon’s annual Founders' Day in September 2021, with over 700 employees completing community service in support of 14 organizations across North America, and launched Tricon’s "WeShare" program to provide employees with opportunities to share a gift of knowledge, a financial donation, or volunteer their time with local charitable partners.

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow, and prosper. During the widespread economic uncertainty related to the COVID-19 pandemic, we focused our efforts on assisting residents in need by self-governing rent growth on renewals, deferring late fees, and offering flexible rental payment plans, among other initiatives. As part of our rent forgiveness program, Tricon supported its residents by waiving fees and adjusting lease terms to accommodate residents who have experienced hardship due to the COVID-19 pandemic.

Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance our projects' sustainability and resource efficiency. Our focus remains on investigating and investing in new technologies, materials, design principles, and renovation processes that reduce energy and water consumption, minimize waste, source sustainable materials, and protect biodiversity. Tricon, together with its joint venture partners, secured a $90 million green loan ($30 million of which represents Tricon’s proportionate share) for Block 10 of the West Don Lands development in Toronto. The proceeds of the construction loan will be applied toward achieving, at minimum, a LEED Gold-level certification, classifying it as Tricon’s first Green Loan supporting environmentally sustainable economic activity.

Our Governance: Tricon aims to proactively identify, understand, and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust, and transparency. We have established a governance framework that fosters effective stewardship of investor and shareholder capital, promotes an ethical and transparent approach to doing business, and encourages board diversity. Also, we are proud to announce that Tricon became a signatory of the United Nations-supported Principles for Responsible Investment (“PRI”) program effective the third quarter of 2021. In addition, Tricon continues to maintain alignment with the gender diversity benchmarks set by the 30% Club Canada and anti-Black systemic racism standards set by the BlackNorth Initiative pledge at the board and senior management levels.

In keeping with its high standards of transparency and disclosure, Tricon completed its inaugural Global Real Estate Sustainability Benchmark ("GRESB") assessment at the end of June 2021, the results of which will underpin the development and execution of our ESG strategy. Tricon also achieved a major milestone by publishing its inaugural ESG annual report on May 18, 2021. The report is available on our website at www.triconresidential.com/investors/sustainability/ and provides details of our key ESG commitments, initiatives, and performance progress.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5. Refer to Notes 2 and 3 to the condensed interim consolidated financial statements for more details.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), AFFO per share, and adjusted earnings before interest taxes depreciation and amortization for real estate ("Adjusted EBITDAre") are KPIs as defined in Section 7.1. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate these KPIs.

For the periods ended September 30	Three months				Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2021		2020		2021		2020

Financial highlights on a consolidated basis
Net income from continuing operations, including:		$201,886		$53,197		$390,112		$36,829
Fair value gain on rental properties		362,285		60,378		728,899		113,854
Income (loss) from investments in U.S. residential developments		6,286		4,457		21,196		(71,967)

Basic earnings per share attributable to shareholders of Tricon from continuing operations		0.93		0.27		1.90		0.18
Diluted earnings per share attributable to shareholders of Tricon from continuing operations		0.92		0.21		1.89		0.14

Net income (loss) from discontinued operations		—		4,902		(67,562)		(1,894)
Basic income (loss) per share attributable to shareholders of Tricon from discontinued operations		—		0.03		(0.33)		(0.01)
Diluted income (loss) per share attributable to shareholders of Tricon from discontinued operations		—		0.02		(0.33)		(0.01)

Dividends per share	C$	0.07	C$	0.07	C$	0.21	C$	0.21

Weighted average shares outstanding - basic		215,546,550		194,205,434		203,272,703		194,442,337
Weighted average shares outstanding - diluted		217,768,873		222,822,876		205,305,513		199,340,243

Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO") (2)		$38,143		$26,095		$106,391		$71,787
Adjusted funds from operations ("AFFO") (2)		31,003		18,191		85,046		51,357

Core FFO per share (3)		0.14		0.12		0.42		0.33
Core FFO per share (CAD) (3),(4)		0.18		0.16		0.53		0.45

AFFO per share (3)		0.12		0.08		0.33		0.24
AFFO per share (CAD) (3),(4)		0.15		0.11		0.41		0.32

Select balance sheet items reported on a consolidated basis					September 30, 2021		December 31, 2020

Total assets						$8,097,401		$7,174,834
Total liabilities (5)						5,697,523		5,431,596
Net assets attributable to shareholders of Tricon						2,394,458		1,735,096

Rental properties						7,034,976		6,321,918
Debt						3,809,244		4,137,506

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance and ability to generate cash. Refer to Section 5.
(2) Fair value gains recognized on equity-accounted investments in Canadian residential developments of $5,099 in the first quarter of 2020 and performance share unit (PSU) expense of $1,323 and $2,113 for the three and nine months ended September 30, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,323 increase in Core FFO and AFFO for the three months ended September 30, 2020, and a $2,986 decrease in Core FFO and AFFO for the nine months ended September 30, 2020.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which was 264,874,216 and 255,505,229 for the three and nine months ended September 30, 2021, respectively, and 222,822,876 and 215,822,080 for the three and nine months ended September 30, 2020, respectively.
(4) USD/CAD exchange rates used are 1.2600 and 1.2513 for the three and nine months ended September 30, 2021 (2020 - 1.3321 and 1.3541), respectively.
(5) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the third quarter of 2021 was $201.9 million compared to $53.2 million in the third quarter of 2020, and included:

•Revenue from single-family rental properties of $114.0 million compared to $93.7 million in the third quarter of 2020, reflecting 23.9% growth in the portfolio size and 6.1% growth in average effective monthly rent, partially offset by a 3.6% decrease in occupancy driven by an accelerated pace of acquisition of vacant homes.

•Direct operating expenses of $38.3 million compared to $31.0 million in the third quarter of 2020 driven by a larger single-family rental portfolio and higher property values. This incremental cost was partially offset by turnover expense savings, which were attributable to a meaningfully lower turnover rate (20.0% in Q3 2021 compared to 26.3% in Q3 2020) and higher resident recoveries.

•Revenue from private funds and advisory services of $11.0 million compared to $7.8 million in the third quarter of 2020 largely as a result of the syndication and internalization of property management functions of the U.S. multi-family portfolio along with higher development fees generated from Johnson communities.

•Fair value gain on rental properties of $362.3 million compared to $60.4 million in the third quarter of 2020 as a result of significantly higher home values for the single-family rental portfolio. The appreciation in home prices was primarily driven by higher demand for suburban housing due to lower mortgage rates, population growth in the U.S. Sun Belt markets, and the constricted supply of new homes.

Net income from continuing operations for the nine months ended September 30, 2021 was $390.1 million compared to $36.8 million for the nine months ended September 30, 2020, and included:

•Revenue from single-family rental properties of $318.4 million and direct operating expenses of $105.8 million, compared to $272.6 million and $90.6 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $30.6 million driven by the growth in the single-family rental portfolio.

•Income from investments in U.S. residential developments of $21.2 million compared to a loss of $72.0 million in the same period of the prior year; results in the current period reflect strong fundamentals in the for-sale housing market and contrast with the comparative period when a major fair value adjustment was taken at the onset of the COVID-19 pandemic.

•Fair value gain on rental properties of $728.9 million compared to $113.9 million in the same period of the prior year, for the reasons discussed above.

Non-IFRS measures on a proportionate basis

Core funds from operations ("Core FFO") for the third quarter of 2021 was $38.1 million, an increase of $12.0 million or 46% compared to $26.1 million in the third quarter of 2020. This increase was driven by strong operating results from Tricon's growing single-family rental portfolio as discussed above, and higher fees generated by the Company's Private Funds and Advisory business from new Investment Vehicles formed during the year. For these same reasons, Core FFO increased by $34.6 million or 48% to $106.4 million for the nine months ended September 30, 2021, compared to $71.8 million in the same period of the prior year.

Adjusted funds from operations ("AFFO") for the three and nine months ended September 30, 2021 was $31.0 million and $85.0 million, respectively, an increase of $12.8 million (70%) and $33.7 million (66%) from the same

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

periods in the prior year. This growth in AFFO reflects the increase in Core FFO discussed above and reduced recurring capital expenditures attributable to the U.S. multi-family rental portfolio (of which Tricon owned 20% since March 2021 and 100% throughout 2020). Meanwhile, the recurring capital expenditures in the single-family rental portfolio increased modestly despite the expansion of the single-family rental portfolio, driven by lower resident turnover.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2021.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary to two institutional investors, which resulted in a disposition of 80% of the Company's interest in that subsidiary. Accordingly, the Company deconsolidated the subsidiary and reclassified its current- and prior-year period results as discontinued operations separate from the Company's continuing operations in accordance with IFRS 5. Refer to Notes 2 and 3 to the condensed interim consolidated financial statements for more details.

3.1    Review of income statements

Consolidated statements of income

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Revenue from single-family rental properties	$113,977	$93,731	$20,246	$318,372	$272,582	$45,790
Direct operating expenses	(38,273)	(30,978)	(7,295)	(105,752)	(90,561)	(15,191)
Net operating income from single-family rental properties	75,704	62,753	12,951	212,620	182,021	30,599

Revenue from private funds and advisory services	10,972	7,814	3,158	33,015	23,751	9,264

Income from equity-accounted investments in multi-family rental properties (1)	27,557	102	27,455	41,372	319	41,053
(Loss) income from equity-accounted investments in Canadian residential developments (2)	(1,909)	(5)	(1,904)	(1,885)	5,085	(6,970)
Other income (3)	393	326	67	928	482	446
Income (loss) from investments in U.S. residential developments (4)	6,286	4,457	1,829	21,196	(71,967)	93,163
Compensation expense	(17,648)	(11,062)	(6,586)	(55,651)	(34,847)	(20,804)
General and administration expense	(9,182)	(8,196)	(986)	(26,855)	(25,593)	(1,262)
Loss on debt extinguishment	(3,497)	—	(3,497)	(3,497)	—	(3,497)
Transaction costs	(3,793)	(5,176)	1,383	(9,430)	(9,621)	191
Interest expense	(38,561)	(33,923)	(4,638)	(112,032)	(100,802)	(11,230)
Fair value gain on rental properties	362,285	60,378	301,907	728,899	113,854	615,045
Fair value (loss) gain on derivative financial instruments and other liabilities	(68,747)	11,551	(80,298)	(147,394)	8,957	(156,351)
Amortization and depreciation expense	(3,812)	(2,670)	(1,142)	(9,311)	(8,218)	(1,093)
Realized and unrealized foreign exchange gain (loss)	13	634	(621)	(2,527)	(1,118)	(1,409)
Net change in fair value of limited partners’ interests in single-family rental business	(67,015)	(18,036)	(48,979)	(142,402)	(32,801)	(109,601)
	182,370	(1,620)	183,990	281,411	(156,270)	437,681
Income before income taxes from continuing operations	$269,046	$68,947	$200,099	$527,046	$49,502	$477,544
Income tax expense from continuing operations	(67,160)	(15,750)	(51,410)	(136,934)	(12,673)	(124,261)
Net income from continuing operations	$201,886	$53,197	$148,689	$390,112	$36,829	$353,283

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.93	0.27	0.66	1.90	0.18	1.72
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.92	0.21	0.71	1.89	0.14	1.75

Net income (loss) from discontinued operations	—	4,902	(4,902)	(67,562)	(1,894)	(65,668)

Basic income (loss) per share attributable to shareholders of Tricon from discontinued operations	—	0.03	(0.03)	(0.33)	(0.01)	(0.32)
Diluted income (loss) per share attributable to shareholders of Tricon from discontinued operations	—	0.02	(0.02)	(0.33)	(0.01)	(0.32)

Weighted average shares outstanding - basic	215,546,550	194,205,434	21,341,116	203,272,703	194,442,337	8,830,366
Weighted average shares outstanding - diluted (5)	217,768,873	222,822,876	(5,054,003)	205,305,513	199,340,243	5,965,270
(1) Includes income from The Selby and the U.S. multi-family rental portfolio, which was syndicated on March 31, 2021 (Section 4.2).
(2) Includes income from The Taylor, West Don Lands, The Ivy, 7 Labatt and Queen & Ontario (Section 4.3.1).
(3) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.3.1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(4) Reflects the net change in the fair values of the underlying investments in the legacy for-sale housing business (Section 4.3.2).
(5) For the three and nine months ended September 30, 2021, the Company's 2022 convertible debentures and the exchangeable preferred units of Tricon PIPE LLC were anti-dilutive. For the three months ended September 30, 2020, the Company’s 2022 convertible debentures and the exchangeable preferred units of Tricon PIPE LLC were dilutive, whereas only the latter were dilutive for the nine months ended September 30, 2020. Refer to Note 28 to the condensed interim consolidated financial statements.

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Rental revenue	$110,944	$91,470	$19,474	$311,632	$266,998	$44,634
Concessions and abatements	(649)	(358)	(291)	(1,656)	(1,530)	(126)
Fees and other revenue	5,333	3,715	1,618	13,742	10,391	3,351
Bad debt expense	(1,651)	(1,096)	(555)	(5,346)	(3,277)	(2,069)
Revenue from single-family rental properties	$113,977	$93,731	$20,246	$318,372	$272,582	$45,790
Revenue from single-family rental properties for the three months ended September 30, 2021 totalled $114.0 million, an increase of $20.2 million or 21.6% compared to $93.7 million for the same period in the prior year. The increase is attributable to:

•An increase of $19.5 million in rental revenue reflecting a 23.9% portfolio expansion (27,187 rental homes compared to 21,948) and 6.1% year-over-year growth in average effective monthly rent per home ($1,539 compared to $1,450) driven by continued strong demand for single-family rental homes. This increase in revenue was partially offset by a 3.6% decrease in occupancy (93.7% compared to 97.3%) attributable to an accelerated pace of acquisition of vacant homes this quarter.

•An increase of $1.6 million in fees and other revenue driven by portfolio expansion as well as incremental ancillary revenue earned on additional services provided to residents, including the roll-out of the smart-home technology program (approximately 43% of single-family rental homes were smart-home enabled at September 30, 2021 compared to 19% at September 30, 2020).

•A partially offsetting increase of $0.6 million in bad debt expense, representing 1.4% of revenues in the third quarter of 2021 compared to 1.2% in the comparative period. While the bad debt provision rate remained consistent year-over-year, the collection rate was higher in the comparative period driven by an influx of government stimulus payments. Since the onset of the COVID-19 pandemic, bad debt increased to a peak of 2.5% in the fourth quarter of 2020 but has since decreased as the economy continues to improve.

•A partially offsetting increase of $0.3 million in concessions and abatements owing to incremental concessions offered to residents. In general, the Company has taken a resident-centric approach and in some instances continues to offer modest leasing and operational concessions to residents.

Revenue from single-family rental properties for the nine months ended September 30, 2021 totalled $318.4 million, an increase of $45.8 million or 16.8% compared to the same period in the prior year, primarily driven by the expansion of the single-family rental portfolio as well as an improvement in the average monthly rent, along with higher other revenue for the reasons discussed above. The favourable variance was partially offset by a $2.1 million increase in bad debt expense largely as a result of higher, but improving, resident delinquency from the COVID-19 pandemic.

Direct operating expenses

The following table provides further details regarding direct operating expenses from the single-family rental portfolio for the three and nine months ended September 30, 2021 and 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020(1)	Variance	2021	2020(1)	Variance

Property taxes	$17,338	$13,921	$3,417	$48,331	$41,613	$6,718
Repairs and maintenance	6,183	4,816	1,367	16,236	13,186	3,050
Turnover	1,342	1,805	(463)	4,384	5,143	(759)
Property management expenses	7,530	6,270	1,260	21,094	18,246	2,848
Property insurance	1,545	1,247	298	4,401	3,689	712
Marketing and leasing	418	341	77	1,194	1,069	125
Homeowners' association (HOA) costs	1,608	1,238	370	4,446	3,651	795
Other direct expense(2)	2,309	1,340	969	5,666	3,964	1,702
Direct operating expenses	$38,273	$30,978	$7,295	$105,752	$90,561	$15,191
(1) The comparative period has been reclassified to conform with the current period presentation. Marketing and leasing expenses that were previously included in property management expenses have now been reclassified as a separate line item. Additionally, broker fees of $85 and $255 for the three and nine months ended September 30, 2020, respectively, have been reclassified from property insurance to property management expenses.
(2) Other direct expense includes property utilities and other property operating costs including direct costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended September 30, 2021 were $38.3 million, an increase of $7.3 million or 23.5% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $3.4 million in property taxes from the single-family rental portfolio driven by 23.9% growth in the size of the portfolio, as well as a higher property tax expense per home as a result of higher assessed property values propelled by home price appreciation.

•An increase of $1.4 million in repairs and maintenance owing to a larger portfolio of homes along with higher material and labour costs associated with supply chain delays and a tighter labour market, respectively.

•An increase of $1.3 million in property management expenses as a result of additional operations personnel costs incurred in managing a growing rental portfolio.

•An increase of $1.0 million in other direct expenses resulting from additional costs of providing access to smart-home technology in more homes (these costs are offset by higher fees and other revenue earned from residents), as well as incremental landscaping and contract costs attributable to managing a larger portfolio.

•A partially offsetting decrease of $0.5 million in turnover expenses primarily attributable to a meaningfully lower annualized turnover rate (20.0% in Q3 2021 compared to 26.3% in Q3 2020), as well as higher resident recoveries.

Direct operating expenses for the nine months ended September 30, 2021 were $105.8 million, an increase of $15.2 million or 16.8% compared to the same period in the prior year for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and nine months ended September 30, 2021 and 2020, net of inter-segment revenues eliminated upon consolidation.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Asset management fees (1)	$3,226	$2,834	$392	$9,333	$9,246	$87
Performance fees	660	700	(40)	5,233	1,145	4,088
Development fees (2)	5,414	4,031	1,383	16,425	12,645	3,780
Property management fees	1,672	249	1,423	2,024	715	1,309
Revenue from private funds and advisory services	$10,972	$7,814	$3,158	$33,015	$23,751	$9,264
(1) Comparative figures have been adjusted to conform with the current period presentation
(2) Development fees are comprised of fees earned by:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

The Johnson Companies (“Johnson”)	$4,205	$3,303	$902	$11,830	$9,753	$2,077
Tricon Development Group ("TDG")	1,209	728	481	4,595	2,892	1,703
Development fees	$5,414	$4,031	$1,383	$16,425	$12,645	$3,780

Revenue from private funds and advisory services for the three months ended September 30, 2021 totalled $11.0 million, an increase of $3.2 million from the same period in the prior year, primarily driven by:

•An increase of $1.4 million in property management fees, generated from the U.S multi-family rental portfolio. The Company completed the syndication of the U.S multi-family rental portfolio on March 31, 2021 and began earning property management fees upon the internalization of property management functions in the third quarter of 2021.

•An increase of $1.4 million in development fees, including $0.9 million from higher land sales at Johnson communities during the quarter, and $0.5 million from several Canadian residential development projects which commenced development over the past year.

•An increase of $0.4 million in asset management fees, earned from a new Investment Vehicle created through the syndication of the U.S. multi-family rental portfolio on March 31, 2021.

Revenue from private funds and advisory services for the nine months ended September 30, 2021 totalled $33.0 million, an increase of $9.3 million from the same period in the prior year. The variance is primarily attributable to :

•An increase of $4.1 million in performance fees from the Company’s U.S. residential development investments portfolio. Performance fees are earned by Tricon when an Investment Vehicle's realized returns exceed third-party investor return thresholds. As a result, performance fees are episodic in nature and can vary substantially from period to period.

•An increase of $3.8 million in development fees, including $2.1 million from Johnson development fees related to higher lot and land sales during the year, along with $1.7 million from Canadian residential developments, as described above.

•An increase of $1.3 million in property management fees for the same reason as described above.

Income from equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021, along with its 15% investment in 592 Sherbourne LP, which owns The Selby.

The following table provides further details regarding income from equity-accounted investments in multi-family rental properties for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

U.S. multi-family rental portfolio	$27,539	$—	$27,539	$41,194	$—	$41,194
592 Sherbourne LP (The Selby)	18	102	(84)	178	319	(141)
Income from equity-accounted investments in multi-family rental properties	$27,557	$102	$27,455	$41,372	$319	$41,053

Income from equity-accounted investments in multi-family rental properties for the three months ended September 30, 2021 was $27.6 million, a $27.5 million increase from the same period in the prior year. The variance is mainly attributable to the inclusion of the U.S. multi-family rental portfolio as an equity-accounted investment in the current period and the incorporation of its associated income. While net operating income in the U.S. multi-family rental joint venture has now surpassed pre-pandemic levels, the majority of the income during the quarter was driven by fair value gains recorded on select properties. The fair values of the properties were determined using the direct income

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

capitalization approach and fair value gains were recognized primarily as a result of capitalization rate compression in the U.S. Sun Belt. As at September 30, 2021, the Company has externally appraised approximately half of the U.S. multi-family rental properties within the portfolio. Prior to March 31, 2021, the financial results of the U.S. multi-family portfolio were accounted for under income from discontinued operations.

Income from equity-accounted investments in multi-family rental properties for the nine months ended September 30, 2021 was $41.4 million, a $41.1 million increase from the prior year, attributable to the reasons discussed above.

(Loss) income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, West Don Lands, The Ivy, 7 Labatt and Queen & Ontario. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the (loss) income from equity-accounted investments in Canadian residential developments for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

(Loss) income from equity-accounted investments in Canadian residential developments	$(1,909)	$(5)	$(1,904)	$(1,885)	$5,085	$(6,970)

Loss from investments in Canadian residential developments for the three months ended September 30, 2021 was $1.9 million compared to a nominal loss in the same period in the prior year. The loss primarily relates to an unfavourable fair value adjustment for the 7 Labatt development project to reflect its anticipated sales price. Tricon, along with its institutional partner, have elected to sell their combined 80% interest in the partnership to the remaining joint venture partner, as a result of a change in the project's business plan. The sale is expected to close in the fourth quarter of 2021, with an estimated 15% internal rate of return to the Company. Tricon does not anticipate any additional dispositions of its Canadian multi-family investments in the near term.

Loss from investments in Canadian residential developments for the nine months ended September 30, 2021 was $1.9 million (described above) compared to income of $5.1 million in the same period in the prior year. The year-over-year variance was attributable to the fair value loss recorded on the planned disposition of 7 Labatt in the current period, whereas a fair value gain was recognized on the West Don Lands project (Block 8) in the same period last year.

Income (loss) from investments in U.S. residential developments

The following table presents the income (loss) from investments in U.S. residential developments for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Income (loss) from investments in U.S. residential developments	$6,286	$4,457	$1,829	$21,196	$(71,967)	$93,163

Income from investments in U.S. residential developments for the three months ended September 30, 2021 was $6.3 million, an increase of $1.8 million from the same period in the prior year driven by strong for-sale housing demand. The Company’s for-sale housing investments benefited from the improving economy, acceleration of pre-existing demographic trends including in-migration to the U.S. Sun Belt, and a continued shift towards flexible work arrangements, resulting in a preference for larger living spaces in suburban locations.

Income from investments in U.S. residential developments for the nine months ended September 30, 2021 was $21.2 million, an increase of $93.2 million from the same period in the prior year. This year-over-year increase reflects healthy project performance in the current period, compared to a one-time fair value write-down incurred in

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

the comparative period due to rapidly deteriorating business fundamentals in the context of uncertainty over the timing of future cash flows at the onset of the COVID-19 pandemic.

While the for-sale housing market outlook for the near term appears favourable, management continues to monitor possible headwinds from material and labour cost inflation and delays caused by supply chain challenges, which could have an impact on development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30		Three months			Nine months
(in thousands of U.S. dollars)		2021	2020	Variance	2021	2020	Variance

Salaries and benefits	A	$10,651	$7,774	$2,877	$30,218	$24,819	$5,399

Cash-based		4,178	2,470	1,708	10,884	7,238	3,646
Equity-based (1)		2,422	2,000	422	7,638	3,981	3,657
Annual incentive plan ("AIP")	B	6,600	4,470	2,130	18,522	11,219	7,303

Cash-based		284	(1,446)	1,730	6,667	(3,600)	10,267
Equity-based		113	264	(151)	244	2,409	(2,165)
Long-term incentive plan ("LTIP")	C	397	(1,182)	1,579	6,911	(1,191)	8,102

Total compensation expense	A+B+C	$17,648	$11,062	$6,586	$55,651	$34,847	$20,804
(1) Includes a one-time allocation for a special award under the AIP.

Compensation expense for the three months ended September 30, 2021 was $17.6 million, an increase of $6.6 million compared to the same period in the prior year. The variance is attributable to:

•An increase of $2.9 million in payroll costs driven by over 15% higher headcount to support Tricon's continued growth and expansion of business activities, as well as normal course salary adjustments.

•An increase of $2.1 million in AIP expense mainly attributable to a higher AIP accrual, which is correlated with Tricon's overall financial results, an increase in headcount (described above) and expanded AIP eligibility as Tricon transitioned to a unified company and realigned the senior management team.

•An increase of $1.6 million in LTIP expense, primarily related to higher estimated future performance fees from various Investment Vehicles that are expected to be paid to participants under the LTIP once the performance fees are realized. Note that the comparative period includes a $1.4 million reversal of the cash-based LTIP expense accrual driven by the fair value changes related to Tricon’s investments in for-sale housing.

Compensation expense for the nine months ended September 30, 2021 was $55.7 million, an increase of $20.8 million compared to the same period in the prior year, corresponding to:

•An increase of $8.1 million in LTIP expense, primarily related to a $10.3 million increase in cash-based LTIP expense as described above, partially offset by a decrease of $2.4 million in equity-based LTIP expense as a majority of outstanding stock options were settled in 2020.

•An increase of $7.3 million in AIP expense for the reasons described above, along with the revaluation of performance share units ("PSUs") to reflect a significant increase in the Company’s share price, on a USD-converted basis, for the nine months ended September 30, 2021 (2021 - $4.29 per share increase vs. 2020 - $0.09 per share increase).

•An increase of $5.4 million in payroll costs as described above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

General and administration expense

The following table presents general and administration expense for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

General and administration expense	$9,182	$8,196	$986	$26,855	$25,593	$1,262

General and administration expense for the three months ended September 30, 2021 was $9.2 million, an increase of $1.0 million compared to the same period in the prior year, driven by significant business expansion activities and continued office reopening efforts this quarter, whereas business activities were constrained in the comparative period as a result of the COVID-19 pandemic.

General and administration expense for the nine months ended September 30, 2021 was $26.9 million, an increase of $1.3 million compared to the same period in the prior year, for the same reasons described above.

Interest expense

The following table provides details regarding interest expense for the three and nine months ended September 30, 2021 and 2020 by borrowing type and nature.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Corporate borrowings	$1,522	$3,327	$(1,805)	$3,577	$12,014	$(8,437)
Property-level borrowings	26,657	23,876	2,781	76,131	72,833	3,298
Convertible debentures	1,804	2,492	(688)	6,732	7,421	(689)
Due to Affiliate	4,313	1,342	2,971	12,938	1,342	11,596
Amortization of deferred financing costs, discounts and lease obligations	4,265	2,886	1,379	12,654	7,192	5,462
Total interest expense	$38,561	$33,923	$4,638	$112,032	$100,802	$11,230

Weighted average interest rate				2.86%	3.27%	(0.41%)

Interest expense was $38.6 million for the three months ended September 30, 2021, an increase of $4.6 million compared to $33.9 million for the same period last year. The variance is primarily attributable to:

•An increase of $3.0 million in interest expense on the Due to Affiliate balance in connection with the preferred unit issuance in September 2020. The current quarter reflects three months of interest expense whereas the Company incurred only one month of interest expense in the comparative period. These interest payments are to fund dividend payments by Tricon PIPE LLC.

•An increase of $2.8 million in interest expense on property-level borrowings driven by an increase in the debt balance of $794.3 million, outweighing the impact of a 0.40% decrease in the average effective interest rate. The additional debt was incurred at the property-level in order to finance the Company's growing portfolio of single-family rental homes. The Company has accelerated its property acquisition pace as the economy recovers from the pandemic.

•An increase of $1.4 million in the amortization of deferred financing costs and discounts, attributable to costs incurred for the aforementioned Due to Affiliate and incremental debt for the acquisition of single-family rental homes.

•A partially offsetting decrease of $1.8 million in interest expense on corporate borrowings, primarily resulting from lower outstanding balances at period end (a reduction of $24.6 million from $52.7 million on September 30, 2020 to $28.0 million on September 30, 2021), as well as a 0.60% decrease in LIBOR (from 0.70% in Q3 2020 to 0.10% in Q3 2021).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Interest expense was $112.0 million for the nine months ended September 30, 2021, an increase of $11.2 million compared to $100.8 million for the same period last year. The variance is primarily attributable to a year-over-year increase in the Due to Affiliate and property-level debt balances, offset by a decrease in corporate borrowings, as discussed above.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Fair value gain on rental properties	$362,285	$60,378	$301,907	$728,899	$113,854	$615,045

Fair value gain on single-family rental properties was $362.3 million for the three months ended September 30, 2021, an increase of $301.9 million compared to $60.4 million for the same period last year. For the nine months ended September 30, 2021, the fair value gain totalled $728.9 million, an increase of $615.0 million from the prior year. The fair value of single-family rental homes is typically determined by using a combination of Broker Price Opinion (“BPO”) and Home Price Index (“HPI”) methodologies. Refer to Note 4 in the condensed interim consolidated financial statements for further details.

The higher home values for Tricon’s single-family rental portfolio are attributable to a number of factors, including population growth in desirable Sun Belt markets and low mortgage interest rates, which have strengthened demand for single-family rental homes. Meanwhile, the supply of new housing continues to be constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labour and materials, including pandemic-related supply chain bottlenecks, which in turn has created a very competitive housing market. This imbalance of supply and demand drove HPI growth to 7.0% (28.0% annualized), net of capital expenditures, compared to 1.3% (5.2% annualized) in the same period in the prior year. The HPI and BPO methodologies were also applied to a larger portfolio of homes (27,187 homes in Q3 2021 compared to 21,948 in Q3 2020), driving even higher fair value gains.

Fair value loss (gain) on derivative financial instruments and other liabilities

The following table presents the fair value loss on derivative financial instruments and other liabilities for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Fair value (loss) gain on derivative financial instruments and other liabilities	$(68,747)	$11,551	$(80,298)	$(147,394)	$8,957	$(156,351)

For the three months ended September 30, 2021, the fair value loss on derivative financial instruments and other liabilities increased by $80.3 million to $68.7 million compared to a gain of $11.6 million in the same period in the prior year. The fair value loss on the derivative financial instruments was driven by an overall increase in Tricon's share price, on a USD-converted basis, which served to increase the probability of exchange of the exchangeable preferred units and conversion of the 2022 convertible debentures into Tricon common shares.

For the nine months ended September 30, 2021, the fair value loss on derivative financial instruments and other liabilities increased by $156.4 million to $147.4 million compared to a gain of $9.0 million in the same period in the prior year, for the same reasons discussed above.

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2" (see Section 4.1), are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and nine months ended September 30, 2021 and 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(67,015)	$(18,036)	$(48,979)	$(142,402)	$(32,801)	$(109,601)

For the three months ended September 30, 2021, the change in fair value of limited partners' interests in the single-family rental business was $67.0 million compared to $18.0 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $49.0 million. This increase mainly reflects additional income earned from SFR JV-1 during the period that is attributable to the Company’s joint venture partners. The higher income was mainly driven by a $50.5 million increase in the limited partners' share of the fair value gain on rental properties and a $6.6 million increase in NOI, which were partially offset by an $8.1 million increase in interest expense and other expenses.

The SFR JV-HD and SFR JV-2 joint ventures did not have a meaningful impact on the net change in fair value of limited partners' interests in the single-family rental business given their recent formation.

For the nine months ended September 30, 2021, the change in fair value of limited partners' interests in the single-family rental business was $142.4 million compared to $32.8 million for the same period in the prior year, representing an increase of $109.6 million. The factors driving this change are consistent with those discussed above.

Income tax expense from continuing operations

The following table provides details regarding income tax expense from continuing operations for the three and nine months ended September 30, 2021 and 2020.

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Income tax (expense) recovery - current	$(415)	$(3,261)	$2,846	$44,042	$(3,037)	$47,079
Income tax expense - deferred	(66,745)	(12,489)	(54,256)	(180,976)	(9,636)	(171,340)
Income tax expense from continuing operations	$(67,160)	$(15,750)	$(51,410)	$(136,934)	$(12,673)	$(124,261)

For the three months ended September 30, 2021, income tax expense from continuing operations was $67.2 million, an increase of $51.4 million compared to $15.8 million in the same period in the prior year, which related primarily to a higher fair value gain recognized on the single-family rental properties.

For the nine months ended September 30, 2021, income tax expense from continuing operations was $136.9 million, an increase of $124.3 million compared to an income tax expense of $12.7 million in the same period in the prior year. This change is primarily driven by an increase in deferred tax expense. The Company's higher deferred tax expense resulted from (i) a higher fair value gain on the single-family rental properties, and (ii) the crystallization of tax losses carried forward from prior years, which were previously recorded as deferred tax recoveries. The crystallization of tax losses allowed the Company to largely offset cash taxes triggered by the sale of the Company's 80% interest in the U.S. multi-family portfolio, and hence Tricon recorded a $44.0 million current tax recovery from continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Net income (loss) from discontinued operations

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Net operating income from multi-family rental properties	$—	$15,732	$(15,732)	$16,224	$49,205	$(32,981)

Interest expense	—	(8,073)	8,073	(7,845)	(25,387)	17,542
Other expenses	—	(1,812)	1,812	(1,176)	(5,521)	4,345
Goodwill derecognition	—	—	—	(79,112)	—	(79,112)
Transaction costs	—	—	—	(3,285)	—	(3,285)
Marked to market adjustment on rental properties	—	—	—	(2,030)	(22,535)	20,505
Income (loss) before income taxes from discontinued operations	$—	$5,847	$(5,847)	$(77,224)	$(4,238)	$(72,986)
Current income tax expense arising from the sale (1)	—	—	—	(46,502)	—	(46,502)
Deferred income tax recovery	—	(945)	945	56,164	2,344	53,820
Net income (loss) from discontinued operations	$—	$4,902	$(4,902)	$(67,562)	$(1,894)	$(65,668)
(1) The sale gave rise to current income tax expense since the transaction value exceeded the tax cost basis and resulted in a taxable gain.

On March 31, 2021, the Company completed its previously announced joint venture arrangement with two institutional investors. Under the arrangement, the two third-party investors acquired a combined 80% interest in the existing U.S. multi-family rental portfolio with Tricon retaining a 20% interest in the joint venture. The sale reflected a total portfolio value of $1.331 billion including in-place debt, which was in line with the portfolio’s fair value reflected on Tricon’s balance sheet as of December 31, 2020. Tricon recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. The business’ current- and prior-period results were reclassified as discontinued operations separate from the Company's continuing operations.

The transaction resulted in a derecognition of goodwill that was previously recognized by the Company when Tricon transitioned to a rental housing company effective January 1, 2020. Goodwill of $79.1 million arose from the initial recognition of deferred tax liabilities based on the difference in the tax bases and the fair values of the net assets deemed to have been acquired on the transition day. The Company’s disposition of an 80% interest in the business constituted a loss of control from an accounting perspective, and therefore, the entire balance sheet of the U.S. multi-family rental business and the associated goodwill on the corporate balance sheet were deconsolidated. This deconsolidation loss was partially offset by a $9.7 million favourable tax impact, including (i) a $56.2 million tax recovery achieved through the reversal of the deferred tax liability associated with the portfolio, and (ii) a $46.5 million current tax expense arising from the sale. The current tax expense was then applied against the $44.5 million current tax recovery from continuing operations, resulting in only $2.0 million of current tax payable.

The sale resulted in cash consideration of $431.6 million, which Tricon used in part to repay $295.2 million of debt (including $107.6 million of its U.S. multi-family credit facility, $112.6 million of single-family rental property-level debt and $75.0 million of the corporate credit facility). The Company used the remaining proceeds from the sale to fund growth in the single-family rental portfolio and for general corporate purposes. The joint venture also gives Tricon the opportunity to earn incremental property management, asset management and performance fees from managing the associated third-party capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Assets
Non-current assets
Rental properties	$7,034,976	$6,321,918
Equity-accounted investments in multi-family rental properties	166,463	19,913
Equity-accounted investments in Canadian residential developments	90,546	74,955
Canadian development properties	119,609	110,018
Investments in U.S. residential developments	148,170	164,842
Restricted cash	137,877	116,302
Goodwill	29,726	108,838
Deferred income tax assets	78,217	102,444
Intangible assets	9,274	12,363
Other assets	81,339	47,990
Derivative financial instruments	60	841
Total non-current assets	7,896,257	7,080,424

Current assets
Cash	150,802	55,158
Amounts receivable	20,261	25,593
Prepaid expenses and deposits	30,081	13,659
Total current assets	201,144	94,410
Total assets	$8,097,401	$7,174,834

Liabilities
Non-current liabilities
Long-term debt	$3,319,487	$3,863,316
Convertible debentures	—	165,956
Due to Affiliate	255,145	251,647
Derivative financial instruments	157,576	45,494
Deferred income tax liabilities	396,997	298,071
Limited partners' interests in single-family rental business	837,513	356,305
Long-term incentive plan	22,225	17,930
Other liabilities	28,465	4,599
Total non-current liabilities	5,017,408	5,003,318

Current liabilities
Amounts payable and accrued liabilities	125,186	98,290
Resident security deposits	52,748	45,157
Dividends payable	12,424	10,641
Current portion of long-term debt	489,757	274,190
Total current liabilities	680,115	428,278
Total liabilities	5,697,523	5,431,596

Equity
Share capital	1,567,018	1,192,963
Contributed surplus	21,677	19,738
Cumulative translation adjustment	21,685	23,395
Retained earnings	784,078	499,000
Total shareholders' equity	2,394,458	1,735,096
Non-controlling interest	5,420	8,142
Total equity	2,399,878	1,743,238
Total liabilities and equity	$8,097,401	$7,174,834

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the nine months ended September 30, 2021 and the year ended December 31, 2020.

	September 30, 2021
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total

Opening balance	$4,990,542	$1,331,376	$6,321,918
Acquisitions	1,214,089	—	1,214,089
Capital expenditures	123,882	2,030	125,912
Fair value adjustments	728,899	—	728,899
Dispositions	(22,436)	(1,333,406)	(1,355,842)
Balance, end of period	$7,034,976	$—	$7,034,976

	December 31, 2020
(in thousands of U.S. dollars)	Single-Family Rental	Multi-Family Rental	Total

Opening balance	$4,337,681	$1,344,844	$5,682,525
Acquisitions	356,514	—	356,514
Capital expenditures	93,568	9,067	102,635
Fair value adjustments	220,849	(22,535)	198,314
Dispositions	(18,070)	—	(18,070)
Balance, end of year	$4,990,542	$1,331,376	$6,321,918

Rental properties increased by $0.7 billion to $7.0 billion as at September 30, 2021, from $6.3 billion as at December 31, 2020. The increase was driven by:

•The disposition of an 80% interest in the U.S. multi-family portfolio on March 31, 2021, which resulted in the deconsolidation of $1.3 billion of rental properties. The Company's remaining 20% interest in the U.S. multi-family rental joint venture is equity-accounted effective March 31, 2021.

•Acquisitions of 4,558 single-family rental homes in the first nine months of 2021 for $1.2 billion, partially offset by the disposition of 129 properties with an aggregate carrying value of $22.4 million.

•Capital expenditures of $125.9 million of which $90.3 million was attributable to the renovation of newly-acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $728.9 million on the single-family rental portfolio driven by very strong demand for single-family homes, as previously discussed, combined with relatively limited supply in the Company’s Sun Belt markets that contributed to significant home price appreciation.

Equity-accounted investments in multi-family rental properties

Equity-accounted investments in multi-family rental properties include Tricon's 20% interest in the U.S. multi-family rental joint venture formed on March 31, 2021 along with its 15% investment in 592 Sherbourne LP, which owns The Selby. The table below presents the change in equity-accounted investments in multi-family rental properties for the nine months ended September 30, 2021 and the year ended December 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Opening balance (1)	$19,913	$19,733
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	107,895	—
Advances	453	—
Distributions	(3,176)	(935)
Income from equity-accounted investments in multi-family rental properties	41,372	746
Translation adjustment	6	369
Balance, end of period	$166,463	$19,913
(1) As at December 31, 2020, Tricon's equity-accounted investments in multi-family properties include The Selby only.

Equity-accounted investments in multi-family rental properties increased by $146.6 million to $166.5 million as at September 30, 2021 compared to $19.9 million as at December 31, 2020. The increase was primarily attributable to the initial recognition of Tricon's equity-accounted investment in the U.S. multi-family rental joint venture on March 31, 2021 as well as subsequent income from this portfolio driven by the fair value gains on selected properties as previously discussed, partially offset by distributions from the joint venture.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the nine months ended September 30, 2021 and the year ended December 31, 2020.

(in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Opening balance	$74,955	$55,408
Advances	17,838	4,294
(Loss) income from equity-accounted investments in Canadian residential developments	(1,885)	13,378
Translation adjustment	(362)	1,875
Balance, end of period	$90,546	$74,955

Equity-accounted investments in Canadian residential developments increased by $15.6 million to $90.5 million as at September 30, 2021 compared to $75.0 million as at December 31, 2020. The increase was primarily attributable to advances of $17.8 million for the acquisition of Queen & Ontario (the first project under the Company's joint venture with the Canada Pension Plan Investment Board), partially offset by a fair value loss on the planned disposition of the 7 Labatt development project and an unfavourable foreign exchange translation adjustment of $0.4 million.

Canadian development properties

The table below presents the change in investments in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the nine months ended September 30, 2021 and the year ended December 31, 2020.

(in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Opening balance	$110,018	$35,625
Acquisitions	—	65,861
Development expenditures	9,862	2,998
Translation adjustment	(271)	5,534
Balance, end of period	$119,609	$110,018

Canadian development properties increased by $9.6 million to $119.6 million as at September 30, 2021 compared to $110.0 million as at December 31, 2020. The increase was mainly driven by a ramp-up of development activity at The James as construction began at the start of 2021, resulting in $9.9 million of development expenditures. This increase was partially offset by an unfavourable foreign exchange translation adjustment of $0.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the nine months ended September 30, 2021 and the year ended December 31, 2020.

(in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Opening balance	$164,842	$300,653
Advances	3,128	3,408
Distributions	(40,996)	(77,443)
Income (loss) from investments in U.S. residential developments	21,196	(61,776)
Balance, end of period	$148,170	$164,842

Investments in U.S. residential developments decreased by $16.7 million to $148.2 million as at September 30, 2021 compared to $164.8 million as at December 31, 2020. The decrease was largely driven by distributions of $41.0 million resulting from multiple projects within the portfolio maturing ahead of budget as a result of favourable economic conditions, as well as the strategic disposition of an active-adult project made earlier this year. This decrease was partially offset by investment income of $21.2 million as a result of healthy project performance driven by favourable economic conditions coupled with strong housing demand.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	September 30, 2021	December 31, 2020	Variance

Single-family rental properties borrowings	$3,774,635	$3,156,601	$618,034
Multi-family rental properties borrowings	—	910,340	(910,340)
Canadian development properties borrowings	34,143	60,037	(25,894)
Corporate borrowings	28,015	37,089	(9,074)
	3,836,793	4,164,067	(327,274)
Transaction costs (net of amortization)	(26,342)	(25,019)	(1,323)
Debt discount (net of amortization)	(1,207)	(1,542)	335
Total debt per balance sheet(1)	$3,809,244	$4,137,506	$(328,262)
Cash and restricted cash	(288,679)	(171,460)	(117,219)
Net debt	$3,520,565	$3,966,046	$(445,481)
(1) Excludes the 2022 convertible debentures and Due to Affiliate.

Net debt decreased by $0.4 billion to $3.5 billion as at September 30, 2021, from $4.0 billion as at December 31, 2020. The variance was primarily attributable to:

•A reduction of $910.3 million in multi-family rental borrowings in connection with the Company’s sale of 80% of its interests in the U.S. multi-family rental business on March 31, 2021. This transaction resulted in the deconsolidation of $800.5 million of long-term debt and the full repayment of an associated $109.9 million credit facility with a portion of the proceeds from the sale.

•A decrease of $25.9 million in Canadian development properties borrowings primarily attributable to the full repayment of the vendor take-back loan relating to The James.

•An offsetting increase of $618.0 million in single-family rental properties borrowings driven by additional net debt incurred to finance accelerated home acquisitions.

•An increase in cash and restricted cash of $117.2 million, which further reduced the net debt balance, primarily attributable to a higher cash balance being maintained to finance the acquisition of single-family rental homes expected to close next quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The weighted average interest rate applicable to debt owed by the Company as at September 30, 2021 was 2.86%. The following table summarizes the debt structure and leverage position as at September 30, 2021:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate	Weighted average time to maturity (years)
Fixed	$2,478,402	64.6%	3.04%	3.7
Floating	1,358,391	35.4%	2.53%	1.6
Total/Weighted average	$3,836,793	100.0%	2.86%	3.0

As at September 30, 2021, the securitization debt 2017-1 comprised the majority of Tricon's near-term debt maturities and its $455.3 million outstanding balance was repaid in full subsequent to quarter-end with a portion of the net proceeds received from its public offering and private placement of common shares, completed on October 12, 2021 (see Section 3.3). This repayment increased the weighted average time to maturity to 3.3 years from 3.0 years as at September 30, 2021 and lowered the debt maturing in 2022 from $1.3 billion to $842.8 million.

Tricon's debt maturities as at September 30, 2021 are presented below, assuming the exercise of all extension options.

DEBT MATURITY ANALYSIS*
(In millions of U.S. dollars)
$1,500
$1,200
$900
$600
$300
0
1,298
317
387
510
1,325
Single-family rental borrowings maturing in 2022 include:
Warehouse credit facilities $ 588
Securitization debt 2017-1 455
Term loans 221
Total $ 1,264
Single-family rental borrowings maturing in 2026 include securitized debt totalling $886
2021
2022
2023
2024
2025
2026 and thereafter
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

*Assumes the exercise of all extension options. The securitization debt 2017-1 was repaid in full subsequent to quarter-end.

Convertible debentures

The table below presents the outstanding balance of the Company's 5.75% extendible convertible unsecured subordinated debentures due March 31, 2022 (the "2022 convertible debentures") at September 30, 2021 and December 31, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Principal amount outstanding	$—	$172,400
Less: Transaction costs (net of amortization)	—	(2,249)
Liability component on initial recognition	—	170,151
Debentures discount (net of amortization)	—	(4,195)
2022 convertible debentures	$—	$165,956

On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 2022 convertible debentures effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares. In total, during 2021, the Company issued 16,449,980 common shares in connection with the conversion or redemption of the aggregate principal amount outstanding of $172.4 million.

At the beginning of 2021, the debentures had an unamortized balance of $6.4 million in debentures discount and issuance costs, of which $2.9 million were amortized during the nine months ended September 30, 2021 and $3.5 million were recognized as a loss on debt extinguishment.

3.3    Subsequent events

U.S. initial public offering and private placement

On October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada (the “Offering”). Concurrent with the Offering, the Company issued common shares on a private placement basis pursuant to the exercise of pre-existing investor participation rights (the “Private Placement”). A total of 46,248,746 common shares were issued, including 41,400,000 pursuant to the Offering (including a full exercise of the underwriters’ over-allotment option) at a price of $12.40 per share (the “Offering Price”) and 4,848,746 common shares pursuant to the Private Placement at a price of approximately $11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately $570 million, or $540.8 million net of underwriters' fees. The Company used a portion of the net proceeds of the Offering and Private Placement to repay in full the outstanding balance on its 2017-1 securitization debt. Following the completion of the Offering and the Private Placement, the Company had issued a total of 272,371,621 common shares.

SFR securitization transaction

On November 9, 2021, SFR JV-1 closed a new securitization transaction involving the issuance and sale of eight classes of fixed-rate pass-through certificates with a face amount of approximately $684 million, a weighted average coupon of 2.49% and a term to maturity of 4.7 years. The transaction proceeds were used to refinance existing short-term SFR JV-1 debt and resulted in approximately $109 million of net proceeds to be distributed to SFR JV-1 investors (including $37 million to Tricon).

Quarterly dividend

On November 8, 2021, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2022 to shareholders of record on December 31, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter on a business-by-business basis. Although the Company’s performance is primarily measured by Core FFO per share, as set out in Section 1.1, management also monitors the underlying activities within those businesses using KPIs to provide a better understanding of the performance of the Company. A list of these KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 7.1. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and throughout this document reflect Tricon’s proportionate share of results, unless otherwise stated.
Operational highlights by segment
The following table summarizes Tricon's proportionate share of operating results and key performance metrics for each business segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except percentages and units)	2021	2020	2021	2020

SINGLE-FAMILY RENTAL (Refer to Section 4.1)

Total rental homes managed	27,248	21,981
Net operating income (NOI)(1)	$56,618	$50,192	$162,301	$147,052
Same home net operating income (NOI) margin(1)	66.6%	66.4%	66.6%	66.3%
Same home net operating income (NOI) margin, excluding storm impact(1),(2)	66.6%	66.4%	66.9%	66.3%
Same home net operating income (NOI) growth(1)	6.5%	N/A	5.4%	N/A
Same home net operating income (NOI) growth, excluding storm impact(1),(2)	6.5%	N/A	5.8%	N/A
Same home occupancy(1)	97.7%	97.4%	97.6%	97.2%
Same home annualized turnover(1)	19.8%	26.4%	20.9%	23.6%
Same home average quarterly rent growth - renewal(1)	5.0%	2.4%	4.6%	3.5%
Same home average quarterly rent growth - new move-in(1)	20.8%	12.2%	16.6%	9.1%
Same home average quarterly rent growth - blended(1)	9.1%	5.2%	8.0%	5.1%

MULTI-FAMILY RENTAL (Refer to Section 4.2)

U.S. multi-family rental (3) - See Section 4.2.1
Total suites managed	7,289	7,289
Net operating income (NOI)(4)	$3,634	$3,146	$10,350	$9,839
Net operating income (NOI) margin(4)	59.3%	57.4%	58.7%	58.7%
Net operating income (NOI) growth(4)	15.5%	N/A	5.2%	N/A
Occupancy(4)	96.7%	92.8%
Annualized turnover(4)	47.1%	61.8%
Average quarterly rent growth - renewal(4)	8.7%	1.2%
Average quarterly rent growth - new move-in(4)	21.8%	(4.5)%
Average quarterly rent growth - blended(4)	14.4%	(2.0)%

Canadian multi-family rental (5) - See Section 4.2.2
Total suites managed	500	500
Net operating income (NOI)(6)	$179	$212	$624	$707
Net operating income (NOI) margin(6)	47.7%	54.0%	53.4%	59.6%
Occupancy(6)	95.4%	87.1%
Annualized turnover(6)	40.0%	52.8%
Average quarterly rent growth - blended(6)	(12.1%)	(2.0)%

RESIDENTIAL DEVELOPMENT (Refer to Section 4.3)

Investments in residential developments(7)	$330,726	$353,312
Cash distributions from investments to Tricon excluding performance fees	12,990	5,966	$40,996	$64,723

PRIVATE FUNDS AND ADVISORY (Refer to Sections 3.1 and 4.4)

Revenue from private funds and advisory services	$10,972	$7,814	$33,015	$23,751
Third-party AUM(8)	5,632,172	2,553,358
(1) Operating metrics are stated at Tricon's proportionate share of the managed portfolio and exclude limited partners' interests in the SFR JV-1 , SFR JV-HD and SFR JV-2 portfolios.
(2) The same home NOI margin and NOI growth exclude the impact of a severe winter storm in Texas in 2021.
(3) For the three and nine months ended September 30, 2021, the total property results equate to same property results for the U.S. multi-family rental portfolio.
(4) Results prior to the syndication of the U.S. multi-family portfolio have been recast to reflect Tricon's current 20% ownership in the portfolio. All operating metrics are stated at Tricon's proportionate share of the managed portfolio.
(5) Presented within equity-accounted investments in multi-family rental properties and income from equity-accounted investments in multi-family rental properties, respectively, on the Company's balance sheet and income statement. Tricon's proportionate share of the operating results and key performance metrics is presented to provide more insight into underlying property operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(6) Operating metrics are stated at Tricon's proportionate share of the managed portfolio and exclude limited partner's interest in The Selby.
(7) Represents Tricon's equity-accounted investments in Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.
(8) KPI measure; see Section 7.2.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.1    Single-Family Rental

The discussion and presentation of the single-family rental operating metrics and results throughout this section reflect Tricon's proportionate share of the business, including its proportionate share of the Company's single-family rental joint ventures ("SFR JV-1", "SFR JV-HD" and "SFR JV-2" ), unless otherwise stated.

Business update

The Company’s single-family rental business continued to benefit this quarter from a high level of demand for high-quality rental homes targeting the middle-market demographic. Throughout the COVID-19 pandemic, the business experienced an acceleration of pre-existing trends including migration to desirable Sun Belt markets and a preference for flexible and affordable rental living. In addition, single-family rentals have been rewarded by the shift towards work-from-home employment, with families prioritizing larger living spaces. Meanwhile, the supply of new housing continues to be constrained by a lack of desirable lot supply and by a shortage of labour and materials, including pandemic-related supply chain bottlenecks. Tricon’s more affordable rental homes provide a much-needed alternative to the rising cost of home ownership. As a result of these positive fundamentals, Tricon was able to sustain high occupancy on its stabilized portfolio, as well as achieve record-low resident turnover of 20.0% and blended rent growth of 9.1% (comprised of 20.3% on new move-ins and 5.0% on renewals). The Company continues to self-govern and moderate rent growth for existing residents as part of its ESG policy and in the process encourages increased resident tenure.

PORTFOLIO DETAILS – TOTAL

The table below provides a summary of the single-family rental home portfolio, reflecting information for all homes managed by Tricon, including all homes owned by SFR JV-1, SFR JV-HD, SFR JV-2 and homes wholly-owned by Tricon.

	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Tricon wholly-owned homes rental homes(1)	15,201	15,465	15,345	15,329	15,351	15,370	15,382
SFR JV rental homes	11,986	9,496	8,157	7,437	6,597	6,212	6,153
Total rental homes	27,187	24,961	23,502	22,766	21,948	21,582	21,535
Other homes managed(2)	25	—	—	—	—	—	—
Homes held for sale	36	47	33	28	33	40	48
Homes managed	27,248	25,008	23,535	22,794	21,981	21,622	21,583

Homes acquired	2,292	1,504	762	842	388	68	538
Less homes disposed	(77)	(31)	(21)	(29)	(29)	(29)	(32)
Other homes managed(2)	25	—	—	—	—	—	—
Net homes added during the quarter	2,240	1,473	741	813	359	39	506
(1) During the quarter, 467 homes previously wholly-owned by Tricon were sold to the new SFR JV-2 joint venture. Note that these homes were specifically acquired and warehoused on Tricon's balance sheet in 2021 while the Investment Vehicle was in advanced stages of negotiation.
(2) The homes are part of Tricon's build-to-rent development strategy currently being pursued within the THPAS JV-1 joint venture investment vehicle, which is not consolidated with Tricon's other SFR joint venture arrangements in this summary (see Section 4.3.2).

On July 19, 2021, the Company announced a new joint venture arrangement (“SFR JV-2”) to acquire existing single-family rental homes in its Sun Belt target markets. SFR JV-2 serves as a successor to Tricon’s first single-family joint venture (“SFR JV-1”) and is expected to enable the Company to expand its acquisition volume primarily through organic acquisition channels (i.e. Multiple Listing Service, i-Buyers, etc.).

During the quarter, the Company expanded its portfolio through the organic acquisition of a record 2,292 homes at an average cost per home of $312,000, including up-front renovations, for a total acquisition cost of $657 million, of which Tricon's share was approximately $200 million. Tricon intends to purchase over 1,600 homes in the fourth quarter of 2021, continuing the strong acquisition pace and reflecting the seasonality of listings and home sales.

While home prices have appreciated significantly in Tricon’s acquisition markets, rents have also been increasing at a similar pace, allowing the Company to continue acquiring homes at attractive cap rates. Management continues to

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

see a vast growth opportunity in single-family rental as Tricon’s annual acquisitions represent a negligible percentage (estimated to be less than 0.5%) of resale home volumes in its Sun Belt markets.

Geography	Rental homes	Average vintage	Average total cost per home (in U.S. dollars)	Average size (sq. feet)	Tricon % ownership

Atlanta	5,965	1998	$173,000	1,755	73.8%
Charlotte	3,184	2000	193,000	1,618	63.0%
Nashville	1,317	2009	296,000	1,883	33.8%
Columbia	1,001	1998	146,000	1,515	61.3%
Raleigh	452	2006	239,000	1,552	33.8%
Greensboro(1)	89	2008	267,000	1,909	47.1%
Greenville(1)	34	2010	256,000	1,885	29.8%
Southeast United States	12,042	2000	193,000	1,706	63.7%

Phoenix	2,345	1997	210,000	1,696	94.9%
Northern California	993	1970	228,000	1,304	100.0%
Las Vegas	835	1998	233,000	1,683	89.2%
Southern California	267	1963	193,000	1,312	100.0%
Reno	247	1981	184,000	1,550	100.0%
Western United States	4,687	1989	216,000	1,581	95.5%

Dallas	2,164	1994	192,000	1,610	69.0%
Houston	1,695	1996	172,000	1,621	68.2%
San Antonio	875	2004	197,000	1,660	54.8%
Austin(1)	31	2017	358,000	1,709	38.5%
Texas	4,765	1997	187,000	1,624	65.9%

Tampa	2,158	1990	200,000	1,590	78.3%
Jacksonville	953	1997	192,000	1,538	64.4%
Southeast Florida	667	1968	186,000	1,436	100.0%
Orlando	607	1992	210,000	1,504	79.9%
Florida	4,385	1988	198,000	1,544	78.8%

Indianapolis	1,308	2002	174,000	1,649	55.8%
Midwest United States	1,308	2002	174,000	1,649	55.8%

Total/Weighted average	27,187	1996	$196,000	1,641	71.6%
(1) Newly entered markets in 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

DEDICATED RENTAL HOME COMMUNITIES (BUILD-TO-RENT)

Tricon currently owns seven build-to-rent communities totalling 619 homes and has a robust acquisition and development pipeline that is expected to increase its community count by an additional 15 to 20 communities over the next two years (see “Non-IFRS measures and forward-looking statements” on page 1). These communities are located across Tricon’s target geographic markets and offer residents the benefit of living in a new home and typically include shared amenities such as parks, playgrounds, pools and community gathering spaces.

Community	Location	Number of homes (at completion)	Status

Vistancia	Phoenix, AZ	136	Stabilized
Canterbury Crossings	Charlotte, NC	36	Stabilized
Hillwood Court	Nashville, TN	50	Stabilized
Hickory Station	Nashville, TN	66	Stabilized
Carriage Hills	Atlanta, GA	73	Stabilized
Palomino Ranch	Houston, TX	134	Stabilized
Trails at Culebra (1)	San Antonio, TX	124	Under development
Total		619
(1) The homes in this community are not included in the rental homes portfolio; however, they are part of Tricon's build-to-rent strategy currently being pursued within the existing THPAS JV-1 joint venture investment vehicle (see Section 4.3.2) and are included as part of Tricon's total managed homes upon stabilization. During the quarter, 25 homes in this community were completed and included as part of the total number of homes managed by Tricon.

QUARTERLY OPERATING TRENDS - TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

Operating metric highlights

In the third quarter, the single-family rental business achieved record blended rent growth of 9.1%, comprised of 20.3% growth on new leases as well as 5.0% growth on renewals, driven by strong secular demand for single-family rental homes. Management expects that a favourable supply-demand imbalance coupled with embedded portfolio loss-to-lease (estimated at 15% to over 20% of current rents) will continue to drive robust rent growth into 2022 (see “Non-IFRS measures and forward-looking statements” on page 1). Tricon's continued focus on customer service and resident retention led to a 6.3% decrease in the annualized turnover rate to a record-low 20.0% during the third quarter of 2021 from 26.3% recorded in the same period in 2020. The total portfolio occupancy declined to 93.7% as a result of the accelerated pace of acquisition of vacant homes during the quarter although there was no material change in occupancy on the stabilized portfolio.

(in U.S. dollars)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Proportionate operating metrics
Occupancy	93.7%	96.1%	96.3%	96.4%	97.3%	97.1%	95.5%
Annualized turnover rate	20.0%	23.1%	20.8%	22.3%	26.3%	23.5%	21.4%

Average monthly rent	$1,539	$1,513	$1,483	$1,464	$1,450	$1,432	$1,420

Average quarterly rent growth - renewal	5.0%	4.6%	4.0%	2.9%	2.4%	3.2%	5.3%
Average quarterly rent growth - new move-in	20.3%	16.7%	12.1%	10.7%	11.6%	7.5%	7.5%
Average quarterly rent growth - blended	9.1%	8.0%	6.4%	5.4%	5.1%	4.5%	5.9%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

OPERATING RESULTS - TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

For the three months ended September 30
(in thousands of U.S. dollars)	2021	% of revenue	2020(1)	% of revenue	Variance	% Variance

Rental revenue	$83,092		$73,747		$9,345	12.7%
Concessions and abatements	(463)		(278)		(185)	66.5%
Fees and other revenue	3,692		2,854		838	29.4%
Bad debt expense	(1,218)		(877)		(341)	38.9%
Total revenue from rental properties	85,103	100.0%	75,446	100.0%	9,657	12.8%

Property taxes	12,846	15.1%	11,443	15.2%	1,403	12.3%
Repairs and maintenance	4,934	5.8%	4,023	5.3%	911	22.6%
Turnover	909	1.1%	1,368	1.8%	(459)	(33.6%)
Property management expenses	5,572	6.5%	5,075	6.7%	497	9.8%
Property insurance	1,240	1.5%	1,036	1.4%	204	19.7%
Marketing and leasing	252	0.3%	265	0.4%	(13)	(4.9%)
Homeowners' association (HOA) costs	1,203	1.4%	970	1.3%	233	24.0%
Other direct expenses	1,529	1.8%	1,074	1.4%	455	42.4%
Total direct operating expenses	28,485		25,254		3,231	12.8%

Net operating income (NOI)(2)	$56,618		$50,192		$6,426	12.8%
Net operating income (NOI) margin(2)	66.5%		66.5%
(1) The Company elected to replace its property management expense with directly incurred property-level compensation costs effective January 1, 2021. The property management expense above represents property-level operations personnel costs. Marketing and leasing expenses that were previously included in the property management expense have now been reclassified as a separate line item. The comparative period has been reclassified to conform with the current period presentation, and there was no impact on NOI or NOI margin as a result of this change in presentation.
(2) KPI measures; see Section 7.1.

For the nine months ended September 30
(in thousands of U.S. dollars)	2021	% of revenue	2020 (1)	% of revenue	Variance	% Variance

Rental revenue	$239,100		$217,206		$21,894	10.1%
Concessions and abatements	(1,249)		(905)		(344)	38.0%
Fees and other revenue	9,691		8,050		1,641	20.4%
Bad debt expense	(4,223)		(2,665)		(1,558)	58.5%
Total revenue from rental properties	$243,319	100.0%	$221,686	100.0%	$21,633	9.8%

Property taxes	37,381	15.4%	34,353	15.5%	3,028	8.8%
Repairs and maintenance	13,231	5.4%	11,302	5.1%	1,929	17.1%
Turnover	2,799	1.2%	4,209	1.9%	(1,410)	(33.5%)
Property management expenses	16,039	6.6%	14,845	6.7%	1,194	8.0%
Property insurance	3,621	1.5%	3,183	1.4%	438	13.8%
Marketing and leasing	736	0.3%	807	0.4%	(71)	(8.8%)
Homeowners' association (HOA) costs	3,389	1.4%	2,882	1.3%	507	17.6%
Other direct expenses	3,822	1.6%	3,053	1.4%	769	25.2%
Total direct operating expenses	81,018		74,634		6,384	8.6%

Net operating income (NOI)(2)(3)	$162,301		$147,052		$15,249	10.4%
Net operating income (NOI) margin(2)(3)	66.7%		66.3%
(1) The Company elected to replace its property management expense with directly incurred property-level compensation costs effective January 1, 2021. The property management expense above represents property-level operations personnel costs. Marketing and leasing expenses that were previously included in the property management expense have now been reclassified as a separate line item. The comparative period has

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

been reclassified to conform with the current period presentation, and there was no impact on NOI or NOI margin as a result of this change in presentation.
(2) KPI measures; see Section 7.1.
(3) For the nine months ended September 30, 2021, NOI and NOI margin include the impacts of a severe winter storm in Texas in 2021, although the Q3 2021 NOI and NOI margin were not impacted. The following table excludes the non-recurring repairs and concessions offered in relation to the Texas storm in the first half of the year:

For the nine months ended September 30
(in thousands of U.S. dollars)	2021	2020	% Variance

Total revenue from rental properties	$243,458	$221,686	9.8%
Total direct operating expenses	80,527	74,634	7.9%
Net operating income (NOI), excluding storm impact	$162,931	$147,052	10.8%
Net operating income (NOI) margin, excluding storm impact	66.9%	66.3%

Total portfolio NOI increased by $6.4 million or 12.8 % to $56.6 million in the third quarter of 2021 compared to $50.2 million in the third quarter of 2020. The variance in NOI is primarily driven by a $9.3 million or 12.7% increase in rental revenue as a result of higher average monthly rent ($1,539 in Q3 2021 vs. $1,450 in Q3 2020) and a larger rental portfolio (Tricon’s proportionate share of rental homes was 19,148 in Q3 2021 compared to 17,499 in Q3 2020), partially offset by a 3.6% decrease in occupancy owing to the accelerated acquisition of vacant homes. Fees and other revenue also increased by $0.8 million, driven by portfolio expansion as well as incremental ancillary revenue earned on additional services provided to residents, such as the roll-out of the smart-home technology program. These favourable variances were partially offset by a $0.3 million increase in bad debt expense as a result of a larger portfolio of homes and higher bad debt provisions resulting from the COVID-19 pandemic. Bad debt expense has trended positively and represented 1.4% of revenue in the current period as compared to 1.7% in the second quarter of 2021.

Direct operating expenses in the quarter increased by $3.2 million or 12.8% driven by higher costs incurred on a larger portfolio of homes, which were partially offset by savings on turnover as well as marketing and leasing expenses. The turnover expense savings were attributable to a meaningful 6.3% reduction in the turnover rate and higher resident recoveries.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

COST TO MAINTAIN - TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

(in thousands of U.S. dollars, except cost to maintain per home and cost to maintain per square foot)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Recurring operating expense
Repairs and maintenance operating expense	$4,934	$4,444	$3,853	$4,057	$4,023	$3,680	$3,655
Turnover operating expense	909	1,058	832	986	1,368	1,504	1,337
Total recurring operating expense	5,843	5,502	4,685	5,043	5,391	5,184	4,992

Recurring capital expenditures
Repairs and maintenance capital expense	6,599	5,861	4,748	5,129	5,666	4,330	4,136
Turnover capital expense	151	1,089	555	421	726	628	1,426
Total recurring capital expenditures	6,750	6,950	5,303	5,550	6,392	4,958	5,562

Total cost to maintain	$12,593	$12,452	$9,988	$10,593	$11,783	$10,142	$10,554

Annualized recurring operating expense per home	$1,267	$1,216	$1,056	$1,152	$1,238	$1,193	$1,160
Annualized recurring capital expense per home	1,463	1,536	1,195	1,267	1,468	1,141	1,293
Total annualized cost to maintain per home	$2,730	$2,752	$2,251	$2,419	$2,706	$2,334	$2,453
Total annualized cost to maintain per square foot	$1.66	$1.69	$1.39	$1.50	$1.68	$1.45	$1.52

Total cost to maintain was $12,593 for the three months ended September 30, 2021, an increase of $0.8 million or 6.9% compared to the same period in the prior year. This increase was driven by higher repairs and maintenance expense on a larger portfolio of homes as well as material and labour cost inflation. These higher repair costs were offset by a decrease in turnover expenses attributable to a lower annualized turnover rate in the period (20.0% in Q3 2021 compared to 26.3% in Q3 2020) and higher resident recoveries. The annualized cost to maintain per home was $2,730 during the quarter, representing only a 1% year-over-year increase.

CAPITAL EXPENDITURES - TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

(in thousands of U.S. dollars)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Up-front renovation capital expenditures	$21,909	$14,380	$13,738	$13,376	$6,020	$5,952	$9,006
Recurring capital expenditures	6,750	6,950	5,303	5,550	6,392	4,958	5,562
Value-enhancing capital expenditures	4,280	4,979	2,245	2,141	2,525	2,728	2,659
Total capital expenditures	$32,939	$26,309	$21,286	$21,067	$14,937	$13,638	$17,227

Total capital expenditures were $32,939 for the three months ended September 30, 2021, an increase of $18.0 million or 121% compared to the same period in the prior year. The variance was primarily attributable to a $15.9 million increase in up-front renovation capital expenditures on new acquisitions (there were 2,292 total homes acquired in Q3 2021 vs. 388 in Q3 2020). The Company also incurred higher value-enhancing capital expenditures during the quarter as it resumed elective capital improvement projects in 2021 which were placed on hold during the COVID-19 pandemic in the comparative period.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

RENTAL PROPERTIES BALANCE SHEET ACTIVITIES - TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

For the nine months ended September 30
(in thousands of U.S. dollars)	2021	2020

Cost basis of rental properties, beginning of period	$3,086,918	$2,913,716
Acquisition of rental properties	381,934	64,735
Disposition of rental properties	(17,699)	(12,756)
Up-front renovation capital expenditures	50,027	20,977
Recurring capital expenditures	19,003	14,876
Value-enhancing capital expenditures	11,504	7,912
Total cost basis of rental properties	3,531,687	3,009,460

Cumulative fair value adjustment	1,441,155	764,747
Fair value of rental properties	$4,972,842	$3,774,207

SAME HOME OPERATING RESULTS - TRICON'S PROPORTIONATE SHARE

The same home portfolio includes homes that have been stabilized since September 30, 2019 as per the NAREIT guidelines (see Section 7.1).

Operating metric highlights

For the same home portfolio, blended rent growth for the quarter was 9.1% (including 20.8% on new leases and 5.0% on renewals), accompanied by a 0.3% increase in occupancy to 97.7% from 97.4% recorded in the same period in 2020. The Company’s continued focus on resident retention helped it achieve a record-low annualized turnover rate of 19.8% on the same home portfolio, a 6.6% decrease compared to 26.4% in the third quarter of 2020.

For the periods ended September 30	Three months			Nine months
(in U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	14,762	14,762	—	14,762	14,762	—
SFR JV homes	3,373	3,373	—	3,373	3,373	—
Rental homes	18,135	18,135	—	18,135	18,135	—

Occupancy	97.7%	97.4%	0.3%	97.6%	97.2%	0.4%
Annualized turnover rate	19.8%	26.4%	(6.6%)	20.9%	23.6%	(2.7%)

Average monthly rent	$1,535	$1,445	$90	$1,509	$1,440	$69

Average rent growth - renewal	5.0%	2.4%	2.6%	4.6%	3.5%	1.1%
Average rent growth - new move-in	20.8%	12.2%	8.6%	16.6%	9.1%	7.5%
Average rent growth - blended	9.1%	5.2%	3.9%	8.0%	5.1%	2.9%
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the three months ended September 30
(in thousands of U.S. dollars)	2021	% of revenue	2020	% of revenue	Variance	% Variance

Rental revenue	$71,306		$67,129		$4,177	6.2%
Concessions and abatements	(390)		(216)		(174)	80.6%
Fees and other revenue	2,968		2,523		445	17.6%
Bad debt expense(1)	(1,037)		(784)		(253)	32.3%
Total revenue from rental properties	$72,847	100.0%	$68,652	100.0%	$4,195	6.1%

Property taxes	11,036	15.1%	10,562	15.4%	474	4.5%
Repairs and maintenance	4,446	6.1%	3,688	5.4%	758	20.6%
Turnover	782	1.1%	1,335	1.9%	(553)	(41.4%)
Property management expenses	4,751	6.5%	4,566	6.7%	185	4.1%
Property insurance	1,103	1.5%	999	1.5%	104	10.4%
Marketing and leasing	154	0.2%	241	0.4%	(87)	(36.1%)
Homeowners' association (HOA) costs	958	1.3%	818	1.2%	140	17.1%
Other direct expenses	1,080	1.5%	873	1.3%	207	23.7%
Total direct operating expenses	24,310		23,082		1,228	5.3%

Net operating income (NOI)(1)	$48,537		$45,570		$2,967	6.5%
Net operating income (NOI) margin(1)	66.6%		66.4%
(1) The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days. The bad debt expense during the quarter represented 1.4% of revenue, compared to historical bad debt levels (pre-COVID-19) of approximately 0.8%.

For the nine months ended September 30
(in thousands of U.S. dollars)	2021	% of revenue	2020	% of revenue	Variance	% Variance

Rental revenue	$209,805		$198,945		$10,860	5.5%
Concessions and abatements	(1,082)		(584)		(498)	85.3%
Fees and other revenue	7,973		7,105		868	12.2%
Bad debt expense	(3,750)		(2,425)		(1,325)	54.6%
Total revenue from rental properties	$212,946	100.0%	$203,041	100.0%	$9,905	4.9%

Property taxes	33,195	15.6%	31,823	15.7%	1,372	4.3%
Repairs and maintenance	12,043	5.7%	10,445	5.1%	1,598	15.3%
Turnover	2,462	1.2%	4,042	2.0%	(1,580)	(39.1%)
Property management expenses	14,021	6.6%	13,494	6.6%	527	3.9%
Property insurance	3,277	1.5%	3,064	1.5%	213	7.0%
Marketing and leasing	502	0.2%	696	0.3%	(194)	(27.9%)
Homeowners' association (HOA) costs	2,741	1.3%	2,449	1.2%	292	11.9%
Other direct expenses	2,806	1.3%	2,423	1.2%	383	15.8%
Total direct operating expenses	71,047		68,436		2,611	3.8%

Net operating income (NOI)(1)	$141,899		$134,605		$7,294	5.4%
Net operating income (NOI) margin(1)	66.6%		66.3%
(1) For the nine months ended September 30, 2021, NOI and NOI margin include the impacts of a severe winter storm in Texas in 2021, although the Q3 2021 NOI and NOI margin were not impacted. The following table excludes the non-recurring repairs and concessions associated directly with the Texas storm.

For the nine months ended September 30
(in thousands of U.S. dollars)	2021	2020	% Variance

Total revenue from rental properties	$213,069	$203,041	4.9%
Total direct operating expenses	70,601	68,436	3.2%
Net operating income (NOI), excluding storm impact	142,468	$134,605	5.8%
Net operating income (NOI) margin, excluding storm impact	66.9%	66.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Total revenue for the same home portfolio increased by $4.2 million or 6.1% to $72.8 million in the third quarter of 2021 compared to $68.7 million for the same period in the prior year. This favourable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $71.3 million compared to $67.1 million in the comparative period, representing an increase of 6.2%. This favourable variance was primarily driven by a higher average monthly rent per occupied home ($1,535 in Q3 2021 compared to $1,445 in Q3 2020) and a 0.3% increase in occupancy from 97.4% to 97.7%.

•Fees and other revenue – Fees and other revenue were $3.0 million compared to $2.5 million in the third quarter of 2020, an increase of 17.6%. This increase was driven by incremental ancillary fees, such as from the roll-out of the Company's smart-home technology program, which offers residents convenient and controlled access to their homes (approximately 29% of same home properties were smart-home enabled in the current quarter compared to 13% in the same period in the prior year). This program is being added to Tricon’s entire portfolio as new homes are acquired or existing homes are vacated.

•Concessions and abatements – Concessions and abatements were $0.4 million compared to $0.2 million in the comparative period. In general, the Company has taken a resident-centric approach and in some instances continues to offer modest leasing and operational concessions to residents.

•Bad debt expense – Bad debt expense was $1.0 million compared to $0.8 million in the third quarter of 2020, representing 1.4% and 1.1% of revenues, respectively. While the bad debt provision rate remained consistent year-over-year, the collection rate was higher in the comparative period driven by an influx of government stimulus payments. Since the onset of the COVID-19 pandemic, bad debt increased to a peak of 2.8% of revenues in the fourth quarter of 2020 but has since decreased as the economy continues to recover.

Same home operating expenses increased by $1.2 million or 5.3% to $24.3 million in the third quarter of 2021 from $23.1 million during the same period in 2020. The variance is largely attributable to the following:

•Property taxes – Property taxes were $11.0 million compared to $10.6 million in the comparative period, an increase of 4.5% as a result of higher assessed property values, partially offset by a recovery in the current period. The rise in property values is driven by continued robust demand for single-family homes in the U.S. Sun Belt, coupled with constrained housing supply. These trends are expected to inflate assessed property values and property tax expenses are expected to increase as a result. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.
•Repairs and maintenance – Repairs and maintenance expenses were $4.4 million compared to $3.7 million in the comparative period, an increase of 20.6%. The increase in repairs and maintenance was driven by higher material and labour costs associated with supply chain delays and a tighter labour market, respectively. The comparative period activity was also low as the Company deferred non-essential maintenance activities in order to prioritize the health and safety of its residents and maintenance personnel at the height of the pandemic.

•Turnover expense – Turnover expense was $0.8 million compared to $1.3 million in the comparative period, a decrease of 41.4%. This favourable variance was attributable to a lower annualized turnover rate of 19.8% (compared to 26.4% in Q3 2020) and higher resident recoveries.

•Property insurance – Property insurance expense was $1.1 million compared to $1.0 million in the comparative period, an increase of 10.4%. The variance was driven by higher premiums on 2021 renewals in line with insurance premium increases across the industry.

•Homeowners' association (HOA) costs - Homeowners' association costs were $1.0 million compared to $0.8 million in the comparative period, an increase of 17.1%. The increase was the result of higher annual assessments along with homeowners' associations reverting to more stringent enforcement standards for resident violations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

•Other direct expenses – Other direct expenses were $1.1 million compared to $0.9 million in the comparative period, an increase of $0.2 million or 23.7%, driven by the additional costs of providing smart-home technology to more residents, as discussed above.

As revenue growth outpaced expense growth, NOI increased by 6.5% to $48.5 million in the third quarter of 2021 compared to $45.6 million in the third quarter of 2020. In addition, the same home NOI margin increased to 66.6% in the third quarter of 2021, compared to 66.4% in the same period in the prior year.

SAME HOME OPERATING RESULTS COMPARISONS - TRICON'S PROPORTIONATE SHARE

Same home year-over-year comparisons-proportionate

		NOI			NOI margin
Geography	Homes	Q3 2021	Q3 2020	Change (%)	Q3 2021	Q3 2020	Change (%)

Atlanta	4,410	$10,843	$10,406	4.2%	66.4%	67.9%	(1.5%)
Charlotte	2,030	4,726	4,403	7.3%	70.8%	70.3%	0.5%
Columbia	696	1,150	1,019	12.9%	59.8%	56.8%	3.0%
Nashville	47	63	48	31.3%	76.1%	64.2%	11.9%
Raleigh	45	51	37	37.8%	78.1%	59.1%	19.0%
Southeast United States	7,228	16,833	15,913	5.8%	67.1%	67.7%	(0.6%)

Phoenix	1,894	6,457	5,795	11.4%	75.3%	73.1%	2.2%
Northern California	983	4,806	4,295	11.9%	84.3%	78.3%	6.0%
Las Vegas	588	2,016	1,893	6.5%	74.6%	74.4%	0.2%
Reno	246	1,086	1,012	7.3%	79.7%	79.7%	—%
Southern California	239	1,021	927	10.1%	73.2%	69.7%	3.5%
Western United States	3,950	15,386	13,922	10.5%	78.0%	75.0%	3.0%

Tampa	1,628	4,667	4,295	8.7%	62.2%	61.2%	1.0%
Southeast Florida	639	1,814	1,940	(6.5%)	51.3%	57.1%	(5.8%)
Jacksonville	567	1,382	1,287	7.4%	66.3%	64.8%	1.5%
Orlando	440	1,278	1,230	3.9%	64.0%	64.4%	(0.4%)
Florida	3,274	9,141	8,752	4.4%	60.5%	61.1%	(0.6%)

Dallas	1,438	3,347	3,067	9.1%	59.2%	57.2%	2.0%
Houston	1,201	2,104	2,103	—%	51.9%	54.2%	(2.3%)
San Antonio	382	649	663	(2.1%)	54.5%	57.7%	(3.2%)
Texas	3,021	6,100	5,833	4.6%	56.0%	56.1%	(0.1%)

Indianapolis	662	1,077	1,150	(6.3%)	53.1%	61.2%	(8.1%)
Midwest United States	662	1,077	1,150	(6.3%)	53.1%	61.2%	(8.1%)

Total/Weighted average	18,135	$48,537	$45,570	6.5%	66.6%	66.4%	0.2%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Same home year-over-year comparisons-proportionate

		Average monthly rent			Occupancy
Geography	Rental homes	Q3 2021	Q3 2020	Change (%)	Q3 2021	Q3 2020	Change (%)

Atlanta	4,410	$1,442	$1,339	7.7%	97.3%	97.7%	(0.4%)
Charlotte	2,030	1,398	1,307	7.0%	97.7%	97.6%	0.1%
Columbia	696	1,302	1,228	6.0%	97.2%	97.0%	0.2%
Nashville	47	1,695	1,627	4.2%	95.7%	92.1%	3.6%
Raleigh	45	1,433	1,354	5.8%	97.4%	96.4%	1.0%
Southeast United States	7,228	1,418	1,321	7.3%	97.4%	97.6%	(0.2%)

Phoenix	1,894	1,497	1,377	8.7%	98.5%	98.5%	—%
Northern California	983	1,966	1,887	4.2%	98.9%	98.5%	0.4%
Las Vegas	588	1,535	1,439	6.7%	98.2%	98.0%	0.2%
Reno	246	1,849	1,720	7.5%	97.4%	98.5%	(1.1%)
Southern California	239	1,951	1,875	4.1%	99.3%	99.9%	(0.6%)
Western United States	3,950	1,669	1,565	6.6%	98.5%	98.5%	—%

Tampa	1,628	1,643	1,563	5.1%	98.5%	97.2%	1.3%
Southeast Florida	639	1,881	1,807	4.1%	97.3%	96.5%	0.8%
Jacksonville	567	1,439	1,357	6.0%	98.3%	98.1%	0.2%
Orlando	440	1,572	1,483	6.0%	98.4%	98.1%	0.3%
Florida	3,274	1,645	1,564	5.2%	98.2%	97.3%	0.9%

Dallas	1,438	1,559	1,487	4.8%	96.1%	96.0%	0.1%
Houston	1,201	1,429	1,377	3.8%	97.0%	95.0%	2.0%
San Antonio	382	1,410	1,355	4.1%	95.8%	94.6%	1.2%
Texas	3,021	1,489	1,427	4.3%	96.4%	95.4%	1.0%

Indianapolis	662	1,347	1,266	6.4%	98.0%	97.4%	0.6%
Midwest United States	662	1,347	1,266	6.4%	98.0%	97.4%	0.6%

Total/Weighted average	18,135	$1,535	$1,445	6.2%	97.7%	97.4%	0.3%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Same home sequential quarter comparisons-proportionate

		Average monthly rent			Occupancy
Geography	Rental homes	Q3 2021	Q2 2021	Change (%)	Q3 2021	Q2 2021	Change (%)

Atlanta	4,410	1,442	1,412	2.1%	97.3%	97.6%	(0.3%)
Charlotte	2,030	1,398	1,368	2.2%	97.7%	97.6%	0.1%
Columbia	696	1,302	1,277	2.0%	97.2%	97.5%	(0.3%)
Nashville	47	1,695	1,660	2.1%	95.7%	96.7%	(1.0%)
Raleigh	45	1,433	1,425	0.6%	97.4%	99.4%	(2.0%)
Southeast United States	7,228	1,418	1,388	2.2%	97.4%	97.5%	(0.1%)

Phoenix	1,894	1,497	1,468	2.0%	98.5%	98.6%	(0.1%)
Northern California	983	1,966	1,955	0.6%	98.9%	98.8%	0.1%
Las Vegas	588	1,535	1,511	1.6%	98.2%	98.8%	(0.6%)
Reno	246	1,849	1,803	2.6%	97.4%	97.4%	—%
Southern California	239	1,951	1,941	0.5%	99.3%	99.6%	(0.3%)
Western United States	3,950	1,669	1,645	1.5%	98.5%	98.7%	(0.2%)

Tampa	1,628	1,643	1,616	1.7%	98.5%	98.6%	(0.1%)
Southeast Florida	639	1,881	1,852	1.6%	97.3%	96.2%	1.1%
Jacksonville	567	1,439	1,413	1.8%	98.3%	97.6%	0.7%
Orlando	440	1,572	1,541	2.0%	98.4%	97.8%	0.6%
Florida	3,274	1,645	1,617	1.7%	98.2%	97.8%	0.4%

Dallas	1,438	1,559	1,542	1.1%	96.1%	96.7%	(0.6%)
Houston	1,201	1,429	1,408	1.5%	97.0%	94.5%	2.5%
San Antonio	382	1,410	1,388	1.6%	95.8%	95.7%	0.1%
Texas	3,021	1,489	1,469	1.4%	96.4%	95.7%	0.7%

Indianapolis	662	1,347	1,321	2.0%	98.0%	98.2%	(0.2%)
Midwest United States	662	1,347	1,321	2.0%	98.0%	98.2%	(0.2%)

Total/Weighted average	18,135	1,535	1,509	1.7%	97.7%	97.6%	0.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

SAME HOME LEASE-OVER-LEASE RENT GROWTH

	Rent growth
Geography	Renewal	New move-in	Blended

Atlanta	5.4%	27.5%	9.6%
Charlotte	5.3%	21.5%	9.3%
Columbia	4.6%	15.2%	8.2%
Nashville	4.6%	14.2%	8.9%
Raleigh	5.2%	14.3%	6.2%
Southeast United States	5.3%	23.3%	9.3%

Phoenix	5.4%	29.6%	10.7%
Northern California	5.4%	10.0%	7.5%
Las Vegas	5.4%	32.5%	11.7%
Reno	5.2%	19.9%	10.1%
Southern California	4.4%	25.7%	9.5%
Western United States	5.3%	23.9%	10.3%

Tampa	5.2%	22.5%	10.6%
Southeast Florida	4.0%	19.0%	6.9%
Jacksonville	5.3%	14.4%	8.3%
Orlando	4.8%	18.9%	8.7%
Florida	4.9%	19.8%	9.1%

Dallas	4.8%	16.4%	7.8%
Houston	3.7%	13.4%	7.0%
San Antonio	3.8%	15.3%	7.1%
Texas	4.2%	14.7%	7.4%

Indianapolis	5.4%	15.4%	8.5%
Midwest United States	5.4%	15.4%	8.5%

Total/Weighted average	5.0%	20.8%	9.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.2    Multi-Family Rental

Tricon's multi-family rental business segment consists of 24 assets, including 23 predominantly garden-style apartments in the U.S. Sun Belt and one Class A high-rise property in downtown Toronto (note that eight other properties in downtown Toronto are currently under development and are discussed in Section 4.3).

4.2.1    U.S. multi-family rental

Syndication of the U.S. multi-family rental portfolio

On March 31, 2021, the Company entered into a joint venture arrangement with two institutional investors, with Tricon retaining a 20% interest in the existing U.S. multi-family rental portfolio and the investors acquiring a combined 80% interest. Following the syndication, effective April 1, 2021, the Company began reporting only on its 20% proportionate share of the U.S. multi-family rental operating results and, as a result, comparative results have been recast, where appropriate.

Operating results overview

The Company's U.S. multi-family rental business achieved robust occupancy and rent growth in the third quarter of 2021 fuelled by the continued strengthening of demand fundamentals, including positive employment trends in the Sun Belt. Specifically, the portfolio's 96.7% occupancy rate during the quarter represented an increase of 1.1% sequentially and 3.9% year-over-year. In addition, the portfolio experienced record-high blended rent growth of 14.4%, comprised of 21.8% growth on new leases and 8.7% growth on renewals.

For the three months ended September 30, 2021, NOI increased by $0.5 million or 15.5% year-over-year to $3.6 million. This favourable variance was attributable to a $0.7 million revenue increase, partially offset by $0.2 million in incremental expenses, as explained below.

Revenue increased by $0.7 million or 11.9% to $6.1 million compared to $5.5 million for the same period in 2020. The favourable variance was the result of (i) a 3.9% year-over-year increase in average physical occupancy from 92.8% to 96.7%, (ii) a 3.3% year-over-year increase in average monthly rent per occupied unit ($1,268 in Q3 2021 vs. $1,228 in Q3 2020) and (iii) a $0.2 million decrease in concessions associated with improved leasing demand. In addition, bad debt has seen meaningful improvement (1.2% of revenue in Q3 2021 compared to 2.5% in Q3 2020) as a result of a significant influx of payments from rental assistance programs which were approved at the peak of the pandemic.

Total operating expenses increased by $0.2 million or 6.9% to $2.5 million compared to $2.3 million for the same period in 2020, driven by (i) higher costs of property management, in part stemming from a competitive labour market, (ii) incremental repairs and maintenance driven by expenses returning to pre-pandemic levels (some non-essential maintenance activities were deferred in the comparative period in light of COVID-19 safety protocols), and (iii) higher property tax accruals related to normal course increases as well as favourable settlement of property tax appeals in the comparative period. For the full year, Tricon expects property tax expense to increase approximately 4% year-over-year and the Company continues to work with property tax consultants to monitor tax assessments and pursue appeals where appropriate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

QUARTERLY OPERATING TRENDS

(in U.S. dollars)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020

Number of properties	23	23	23	23	23	23	23
Number of suites	7,289	7,289	7,289	7,289	7,289	7,289	7,289
Average vintage	2012	2012	2012	2012	2012	2012	2012

Occupancy	96.7%	95.6%	94.6%	93.6%	92.8%	93.5%	94.4%
Annualized turnover rate	47.1%	49.6%	43.8%	46.5%	61.8%	46.5%	47.5%
		—
Average monthly rent	$1,268	$1,226	$1,212	$1,217	$1,228	$1,240	$1,244

Average quarterly rent growth - renewal	8.7%	5.9%	3.5%	2.3%	1.2%	—%	3.4%
Average quarterly rent growth - new move-in	21.8%	14.3%	2.4%	(5.6%)	(4.5%)	(5.5%)	(1.7%)
Average quarterly rent growth - blended	14.4%	10.2%	2.9%	(1.8%)	(2.0%)	(2.2%)	1.1%

OPERATING RESULTS-TRICON'S PROPORTIONATE SHARE OF THE TOTAL PORTFOLIO

For the three months ended September 30
(in thousands of U.S. dollars)	2021	% of revenue	2020(1)	% of revenue	Variance	% Variance

Rental revenue	$5,396		$4,998		$398	8.0%
Concessions and abatements	(28)		(180)		152	(84.4%)
Fees and other revenue	837		801		36	4.5%
Bad debt expense(2)	(77)		(141)		64	(45.4%)
Total revenue from rental properties	$6,128	100.0%	$5,478	100.0%	$650	11.9%

Property taxes	987	16.1%	909	16.6%	78	8.6%
Repairs, maintenance and turnover	268	4.4%	233	4.3%	35	15.0%
Property management expenses(3)	570	9.3%	487	8.9%	83	17.0%
Utilities and other direct costs(4)	392	6.4%	424	7.7%	(32)	(7.5%)
Property insurance	135	2.2%	123	2.2%	12	9.8%
Marketing and leasing	78	1.3%	64	1.2%	14	21.9%
Other property operating expenses	64	1.0%	92	1.7%	(28)	(30.4%)
Total direct operating expenses(3)	2,494		2,332		162	6.9%

Net operating income (NOI)(3),(5)	$3,634		$3,146		$488	15.5%
Net operating income (NOI) margin(3),(5)	59.3%		57.4%
Note: Given that the suite count did not change from 2020 to 2021, this should also be considered the "Same Property" portfolio.
(1) Results prior to the syndication of the U.S. multi-family portfolio have been recast to reflect Tricon's current 20% ownership in the portfolio to assist the reader with comparability.
(2) The Company has reserved 100% of residents' accounts receivable balances aged more than 30 days.
(3) The Company elected to present its expenses related to indirect property management overhead activities as part of the corporate operating expenses effective January 1, 2021. The property management expense above represents on-site property management personnel costs. Comparative periods have therefore been reclassified to conform with the current presentation.
(4) Utilities and other direct costs include water and sewer expense, valet waste expense, electricity and gas and cable contract costs.
(5) KPI measures; see Section 7.1.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the nine months ended September 30
(in thousands of U.S. dollars)	2021(1)	% of revenue	2020(1)	% of revenue	Variance	% Variance

Rental revenue	$15,666		$15,156		$510	3.4%
Concessions and abatements	(97)		(267)		170	(63.7%)
Fees and other revenue	2,455		2,199		256	11.6%
Bad debt expense(2)	(381)		(339)		(42)	12.4%
Total revenue from rental properties	$17,643	100.0%	$16,749	100.0%	$894	5.3%

Property taxes	2,956	16.8%	2,841	17.0%	115	4.0%
Repairs, maintenance and turnover	717	4.1%	664	4.0%	53	8.0%
Property management expenses(3)	1,543	8.7%	1,421	8.5%	122	8.6%
Utilities and other direct costs(4)	1,162	6.6%	1,135	6.8%	27	2.4%
Property insurance	405	2.3%	369	2.2%	36	9.8%
Marketing and leasing	270	1.5%	198	1.2%	72	36.4%
Other property operating expenses	240	1.4%	282	1.7%	(42)	(14.9%)
Total direct operating expenses(3)	7,293		6,910		383	5.5%

Net operating income (NOI)(3),(5)	$10,350		$9,839		$511	5.2%
Net operating income (NOI) margin(3),(5)	58.7%		58.7%
Note: Given that the suite count did not change from 2020 to 2021, this should also be considered the "Same Property" portfolio.
(1) Results prior to the syndication of the U.S. multi-family portfolio have been recast to reflect Tricon's current 20% ownership in the portfolio to assist the reader with comparability.
(2) Tricon has reserved 100% of residents' accounts receivable balances aged more than 30 days.
(3) The Company elected to present its expenses related to indirect property management overhead activities as part of the corporate operating expenses effective January 1, 2021. The property management expense above represents on-site property management personnel costs. Comparative periods have therefore been reclassified to conform with the current presentation.
(4) Utilities and other direct costs include water and sewer expense, valet waste expense, electricity and gas and cable contract costs.
(5) KPI measures; see Section 7.1.

4.2.2    Canadian multi-family rental - The Selby

Operating results overview

Leasing performance at The Selby continued to rebound strongly in the third quarter of 2021 as the province entered Stage 3 of its reopening plan. More in-building amenities became available to residents and Toronto's downtown core began to reanimate as restaurants, sports venues and schools reopened. Management continued its occupancy-biased strategy throughout the quarter by using leasing concessions to attract new residents in order to reverse the erosion in occupancy which occurred during the pandemic. These strategic initiatives drove occupancy to an all-time high of 95.4% (a 9.8% sequential increase and 8.3% increase year-over-year) during the quarter, although the incremental concessions led to a decline in year-over-year and sequential NOI. As occupancy stabilized at the end of the quarter, management started rolling back leasing concessions and plans to implement rent increases on select unit types where appropriate (see “Non-IFRS measures and forward-looking statements” on page 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

QUARTERLY OPERATING TRENDS - PROPORTIONATE

		Q3 2021		Q2 2021		Q1 2021		Q4 2020		Q3 2020		Q2 2020		Q1 2020

Number of properties		1		1		1		1		1		1		1
Number of suites		500		500		500		500		500		500		500
Average vintage		2018		2018		2018		2018		2018		2018		2018

Occupancy		95.4%		85.6%		83.6%		87.0%		87.1%		88.2%		85.8%
Annualized turnover rate		40.0%		40.0%		24.8%		41.6%		52.8%		27.2%		10.4%

Average monthly rent(1)		$2,401		$2,532		$2,589		$2,648		$2,664		$2,675		$2,666

Average quarterly rent growth - renewal		(6.8%)		(7.2%)		(1.9%)		1.3%		(0.7%)		0.8%		2.2%
Average quarterly rent growth - new move-in		(16.2%)		(22.3%)		(11.1%)		(11.3%)		(3.8%)		—%		4.2%
Average quarterly rent growth - blended		(12.1%)		(17.4%)		(6.5%)		(5.1%)		(2.0%)		0.7%		2.4%

Net operating income (NOI)(1)		$228		$263		$290		$287		$278		$338		$339
Net operating income (NOI) margin		47.7%		54.5%		57.8%		55.6%		54.0%		62.1%		62.4%
Net operating income (NOI)(1)	US$	179	US$	214	US$	231	US$	220	US$	212	US$	252	US$	243
(1) All dollar amounts in this table are expressed in Canadian dollars and represent Tricon's share of the operating results unless otherwise indicated. Tricon currently owns a 15% equity interest in The Selby.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.3    Residential Development

Tricon's Residential Development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages, (ii) build-to-rent single-family rental communities in the U.S., and (iii) legacy investments in for-sale housing development projects predominantly in the U.S.

As at (in thousands of U.S. dollars)	September 30, 2021	December 31, 2020

Canadian residential developments - See Section 4.3.1	$182,556	$128,116
U.S. residential developments - See Section 4.3.2	148,170	164,842

Net investments in residential developments – see Section 5	$330,726	$292,958

Net investments in residential developments as a % of total real estate assets	4%	5%

4.3.1    Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with eight projects totalling 3,977 units under construction or in pre-construction (excluding a development project planned for disposition) as at September 30, 2021. The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to one of its multi-family development properties. Once construction is complete and lease-up stabilization occurs, newly built Canadian multi-family rental apartments will transition from the residential development business segment to Tricon’s multi-family rental business segment.

As at September 30, 2021, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $182.6 million. The following table summarizes the net assets by project.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

		September 30, 2021				December 31, 2020
(in thousands of U.S. dollars)		Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre- construction
West Don Lands - Block 20	A	$16,532	$(14,791)	$213	$1,954	$15,232	$(14,551)	$256	$937
Queen & Ontario	A	33,225	(18,842)	462	14,845	—	—	—	—
Subtotal - Projects in pre-construction		$49,757	$(33,633)	$675	$16,799	$15,232	$(14,551)	$256	$937

Projects under construction
The Taylor (57 Spadina)	A	$39,686	$(16,877)	$(1,443)	$21,366	$33,972	$(11,920)	$(664)	$21,388
West Don Lands - Block 8	A	53,326	(41,208)	(3,733)	8,385	37,496	(29,545)	(468)	7,483
West Don Lands - Blocks 3/4/7	A	28,763	(17,720)	(979)	10,064	23,639	(11,818)	(2,246)	9,575
West Don Lands - Block 10(3)	A	6,636	(4,529)	885	2,992	850	—	2,144	2,994
The Ivy (8 Gloucester)	A	29,935	(13,717)	170	16,388	19,175	(3,138)	361	16,398
The James (Scrivener Square)	B	82,913	(21,977)	4,492	65,428	73,299	(47,555)	1,514	27,258
Subtotal - Projects under construction		$241,259	$(116,028)	$(608)	$124,623	$188,431	$(103,976)	$641	$85,096

Stabilized project
The Shops of Summerhill	B	$36,696	$(12,155)	$2,041	$26,582	$36,719	$(12,463)	$1,647	$25,903
Subtotal - Stabilized project		$36,696	$(12,155)	$2,041	$26,582	$36,719	$(12,463)	$1,647	$25,903

Project planned for disposition
7 Labatt(4)	A	$23,346	$(8,808)	$14	$14,552	$24,941	$(8,814)	$53	$16,180
Subtotal - Project planned for disposition		$23,346	$(8,808)	$14	$14,552	$24,941	$(8,814)	$53	$16,180

Total		$351,058	$(170,624)	$2,122	$182,556	$265,323	$(139,804)	$2,597	$128,116

Equity-accounted investments in Canadian residential developments	A	$231,449	$(136,492)	$(4,411)	$90,546	$155,305	$(79,786)	$(564)	$74,955
Canadian development properties, net of debt	B	119,609	(34,132)	6,533	92,010	110,018	(60,018)	3,161	53,161
Total		$351,058	$(170,624)	$2,122	$182,556	$265,323	$(139,804)	$2,597	$128,116
(1) Tricon's share of debt and lease obligations of $170,624 (December 31, 2020 - $139,804) consists of $131,122 of land and construction loans (net of deferred financing fees) and $39,502 of lease obligations under ground leases (December 31, 2020 - $105,473 and $34,331, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) Tricon's share of net assets of DKT B10 LP includes the purchase price paid to third-party partners for a one-third ownership interest in the partnership.
(4) Represents the project that is planned to be disposed of in the fourth quarter of 2021. Tricon, along with its institutional partner, have elected to sell their combined 80% interest in the partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term (see Section 3.1).

Project details and projections

Projected units, rentable area, costs and timelines are estimated based on current project plans which are subject to change, and exclude a development project planned for disposition. Refer to page 1, "Non-IFRS measures and forward-looking statements".

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Neighbourhood / Major intersections in Toronto	Fee simple interest / ground lease	Tricon's percentage interest	Projected units	Estimated residential area (sq. feet)	Estimated commercial area (sq. feet)

Projects in pre-construction
West Don Lands - Block 20	Downtown East - Distillery District	Ground lease	33%	654	466,000	260,000
Queen & Ontario	Queen East	Fee simple interest	30%	824	581,191	164,488
Subtotal - Projects in pre-construction				1,478	1,047,191	424,488

Projects under construction
The Taylor (57 Spadina)	Entertainment District	Fee simple interest	30%	286	217,600	44,000
West Don Lands - Block 8	Downtown East - Distillery District	Ground lease	33%	770	567,800	3,900
West Don Lands - Blocks 3/4/7	Downtown East - Distillery District	Ground lease	33%	855	667,600	39,000
West Don Lands - Block 10	Downtown East - Distillery District	Ground lease	33%	237	155,100	TBD
The Ivy (8 Gloucester)	Yonge & Bloor	Fee simple interest	47%	231	158,400	1,600
The James (Scrivener Square)	Rosedale	Fee simple interest	100%	120	191,000	31,000
Subtotal - Projects under construction				2,499	1,957,500	119,500

Total/Weighted average			49%	3,977	3,004,691	543,988

(in thousands of U.S. dollars)	Cost to date	Projected remaining costs	Projected total cost	Percentage completed (1)	Tricon's unfunded equity commitment	Significant updates

Projects in pre-construction
West Don Lands - Block 20	$5,000	$378,000	$383,000	1%	$733	Second site plan application submitted subsequent to quarter-end
Queen & Ontario	110,000	360,000	470,000	1%	30,764	Final zoning order expected in Q4 2021
Subtotal - Projects in pre-construction	115,000	738,000	853,000		31,497

Projects under construction
The Taylor (57 Spadina)	90,000	44,000	134,000	59%	—	Building's 36-storey super structure completed and expected to be topped out in Q4 2021; first occupancy expected in Q1 2022
West Don Lands - Block 8 (2)	92,000	186,000	278,000	33%	15,954	Concrete slab on 16th floor of Buildings A and B completed, and concrete pouring on 18th floor of Building C completed
West Don Lands - Blocks 3/4/7 (2)	14,000	374,000	388,000	3%	12,766	Crane installation completed subsequent to quarter-end
West Don Lands - Block 10 (2)	3,000	91,000	94,000	3%	7,053	Construction loan closed subsequent to quarter-end
The Ivy (8 Gloucester)	57,000	63,000	120,000	34%	—	Below-grade work completed
The James (Scrivener Square)	81,000	179,000	260,000	14%	17,683	Shoring continues on-site; bulk excavation commenced subsequent to quarter-end
Subtotal - Projects under construction	337,000	937,000	1,274,000		53,456

Total	$452,000	$1,675,000	$2,127,000		$84,953
(1) Percentage completed is calculated by taking cost to date as a percentage of projected total cost, excluding the cost of land.
(2) The remaining development costs are expected to be largely funded from construction loan financing for West Don Lands - Block 10, Blocks 3/4/7 and Block 8.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.3.2    Investments in U.S. residential developments

The Company’s U.S. residential developments include (i) build-to-rent, dedicated single-family communities, and (ii) legacy investments in for-sale housing, including land development and homebuilding projects.

(1) Investments in build-to-rent

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. See the list of build-to-rent communities currently being placed under contract or developed in the Single-Family Rental section (see Section 4.1).

The build-to-rent strategy is currently being pursued within the existing THPAS JV-1 joint venture investment vehicle, which is capitalized with $450 million of equity commitments, including $50 million from Tricon and $400 million from an institutional investor. This investment represents $2.4 million of Tricon’s $148.2 million total U.S. residential development investments at fair value.

(2) Investments in for-sale housing

The Company’s legacy for-sale housing business provides equity or equity-type financing to local and regional developers and homebuilders for housing development, primarily in the U.S. The investments are typically made through Investment Vehicles which hold an interest in for-sale residential land, homebuilding and condominium development projects. For-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $145.8 million of Tricon’s $148.2 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.8% of the Company's total assets but are expected to generate approximately $297.5 million of net cash flow to Tricon over the next ten years. These assets generated $13.7 million of distributions to Tricon in the third quarter of 2021, including $0.7 million in performance fees, and $46.2 million of distributions year-to-date.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$523,194	$492,982	$148,170	$297,548
(1) Distributions include repayments of preferred return and capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Non-IFRS measures and forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$56,643	$136,553	$104,352	$297,548

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

4.4    Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. In aggregate, Tricon manages $5.6 billion of third-party AUM across its business segments and intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.

Third-party assets under management (refer to Section 7.2 for definition)

Third-party AUM increased by $1.3 billion or 31% to $5.6 billion as at September 30, 2021, from $4.3 billion as at June 30, 2021, primarily related to:

•Single-family rental - the formation of the SFR JV-2 joint venture along with an increase in property-level debt to fund the growing portfolio of single-family rental homes in the other joint ventures;
•Canadian residential development - an increase in debt to fund ongoing construction expenditures across the portfolio; and
•U.S. residential development - a decrease in investment balances through the continued natural liquidation and expedited return of capital for certain for-sale housing investments.

(in thousands of U.S. dollars)	Balance as at June 30, 2021	Additions	Distributions	Other (1)	Balance as at September 30, 2021

Single-family rental
SFR JV-1	$1,401,241	$56,998	$—	$11,883	$1,470,122
SFR JV-HD	199,000	16,333	—	—	215,333
SFR JV-2	—	1,218,040	—	—	1,218,040
Single-family rental	1,600,241	1,291,371	—	11,883	2,903,495

Multi-family rental
U.S.	1,075,503	—	—	4,857	1,080,360
Canada	153,863	—	—	(3,949)	149,914
Multi-family rental	1,229,366	—	—	908	1,230,274

Residential development
U.S.	865,804	—	(9,310)	(1,225)	855,269
Canada	594,075	22,436	—	26,623	643,134
Residential development	1,459,879	22,436	(9,310)	25,398	1,498,403

Total	$4,289,486	$1,313,807	$(9,310)	$38,189	$5,632,172
(1) Includes foreign currency revaluation and adjustments to expected equity funding requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands of U.S. dollars)	Outstanding invested capital (at cost)	Share of outstanding project debt (1)	Unfunded equity commitment (2)	Third-party AUM as at September 30, 2021	Percentage of third-party AUM
	A	B	C	A + B + C

Single-family rental
SFR JV-1 (1)	$475,553	$972,622	$21,947	$1,470,122	26%
SFR JV-HD (1)	33,818	60,179	121,336	215,333	3%
SFR JV-2 (1)	—	299,239	918,801	1,218,040	21%
Single-family rental	509,371	1,332,040	1,062,084	2,903,495	52%

Multi-family rental
U.S.	433,389	640,360	6,611	1,080,360	19%
Canada	40,342	108,902	670	149,914	3%
Multi-family rental	473,731	749,262	7,281	1,230,274	22%

Residential development
U.S.	453,548	—	401,721	855,269	15%
Canada	113,661	196,824	332,649	643,134	11%
Residential development	567,209	196,824	734,370	1,498,403	27%

Total	$1,550,311	$2,278,126	$1,803,735	$5,632,172	100%
(1) SFR JV-1, SFR JV-HD and SFR JV-2 have outstanding subscription facilities which are a substitute for invested capital and can be replaced by equity funding at management’s discretion.
(2) Commitments to projects include guarantees made under loan agreements plus reserves. Project commitments can exceed total capitalization as a result of reinvestment rights.

(in thousands of U.S. dollars)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020

Single-family rental
SFR JV-1	$1,470,122	$1,401,241	$1,223,444	$1,137,936	$1,042,386	$933,947	$935,134
SFR JV-HD	215,333	199,000	—	—	—	—	—
SFR JV-2	1,218,040	—	—	—	—	—	—
Single-family rental	2,903,495	1,600,241	1,223,444	1,137,936	1,042,386	933,947	935,134

Multi-family rental
U.S.	1,080,360	1,075,503	1,080,360	—	—	—	—
Canada	149,914	153,863	152,097	150,659	134,527	132,666	127,780
Multi-family rental	1,230,274	1,229,366	1,232,457	150,659	134,527	132,666	127,780

Residential development
U.S.	855,269	865,804	897,498	1,032,818	1,089,535	1,100,417	1,175,016
Canada	643,134	594,075	498,657	231,945	208,933	226,812	242,244
Residential development	1,498,403	1,459,879	1,396,155	1,264,763	1,298,468	1,327,229	1,417,260

Third-party AUM	$5,632,172	$4,289,486	$3,852,056	$2,553,358	$2,475,381	$2,393,842	$2,480,174

Performance overview

The following table provides details of revenue from private funds and advisory services for the three and nine months ended September 30, 2021 and 2020, net of inter-segment revenues eliminated upon consolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Asset management fees (1), (2)	$3,226	$2,834	$392	$9,333	$9,246	$87
Performance fees (3)	660	700	(40)	5,233	1,145	4,088
Development fees (4)	5,414	4,031	1,383	16,425	12,645	3,780
Property management fees (5)	1,672	249	1,423	2,024	715	1,309
Revenue from private funds and advisory services	10,972	7,814	3,158	33,015	23,751	9,264

Asset management fees	2,122	—	2,122	2,394	—	2,394
Property management fees	4,344	529	3,815	6,404	1,904	4,500
Other fees (6)	989	—	989	989	—	989
Fees eliminated upon consolidation (7)	7,455	529	6,926	9,787	1,904	7,883

Total FFO impact from private funds and advisory services	$18,427	$8,343	$10,084	$42,802	$25,655	$17,147
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Comparative figures have been adjusted to conform with the current period presentation
(3) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%.
(4) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(5) Includes 4-7.75% of rental revenue from multi-family rental properties and other ancillary fees.
(6) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.
(7) Asset management fees, property management fees (including acquisition fees and leasing fees) and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO (see Section 5).

In the three months ended September 30, 2021, fee-bearing capital increased by $1.1 billion to $2.8 billion compared to $1.7 billion as at June 30, 2021, primarily driven by the formation of the SFR JV-2 joint venture.

Estimated future performance fees

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees (1),(2)	$11,000	$28,000	$202,000	$241,000
(1) Estimated future performance fees are calculated pursuant to current business plans and discounted based on expected time horizons and risk, before the deduction of any amounts paid to employees under the LTIP. Forward-looking information; see page 1.
(2) Includes estimated future performance fees from newly-formed Investment Vehicles during the quarter. The projected future performance fees for existing Investment Vehicles are largely consistent with previously disclosed figures.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

5.    Summary of Non-IFRS segment information

Management considers Core FFO, AFFO and Adjusted EBITDAre to be key measures of the Company's operating performance (refer to Section 7.1 for KPI definitions and page 1 for discussion of non-IFRS measures).

The presentation of non-IFRS measures throughout this section reflects Tricon's proportionate share of the business, unless otherwise stated.

RECONCILIATION OF NET INCOME TO CORE FFO AND AFFO

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Net income from continuing operations attributable to Tricon's shareholders	$200,845	$52,707	$148,138	$387,695	$35,538	$352,157

Fair value gain on rental properties	(362,285)	(60,378)	(301,907)	(728,899)	(113,854)	(615,045)
Fair value loss (gain) on derivative financial instruments and other liabilities	68,747	(11,551)	80,298	147,394	(8,957)	156,351
Loss from investments in U.S. residential developments	—	—	—	—	79,579	(79,579)
Limited partners' share of FFO adjustments	66,956	12,410	54,546	129,778	18,184	111,594
FFO attributable to Tricon's shareholders	$(25,737)	$(6,812)	$(18,925)	$(64,032)	$10,490	$(74,522)

Core FFO from U.S. and Canadian multi-family rental	2,038	6,478	(4,440)	11,487	20,778	(9,291)
Income from equity-accounted investments in multi-family rental properties	(27,557)	(102)	(27,455)	(41,372)	(319)	(41,053)
Loss (income) from equity-accounted investments in Canadian residential developments (1)	1,909	5	1,904	1,885	(5,085)	6,970
Deferred tax expense	66,745	12,489	54,256	180,976	9,636	171,340
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	(44,502)	—	(44,502)
Interest on convertible debentures	1,804	2,492	(688)	6,732	7,421	(689)
Interest on Due to Affiliate	4,313	1,342	2,971	12,938	1,342	11,596
Amortization of deferred financing costs, discounts and lease obligations	4,265	2,886	1,379	12,654	7,192	5,462
Non-cash and non-recurring compensation (2)	1,373	941	432	5,368	4,384	984
Other adjustments (1),(3)	8,990	6,376	2,614	24,257	15,948	8,309
Core FFO attributable to Tricon's shareholders	$38,143	$26,095	$12,048	$106,391	$71,787	$34,604

Recurring capital expenditures	(7,140)	(7,904)	764	(21,345)	(20,430)	(915)
AFFO attributable to Tricon's shareholders	$31,003	$18,191	$12,812	$85,046	$51,357	$33,689
(1) Fair value gains recognized on equity-accounted investments in Canadian residential developments of $5,099 in the first quarter of 2020 and performance share unit (PSU) expense of $1,323 and $2,113 for the three and nine months ended September 30, 2020, respectively, have been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,323 increase in Core FFO and AFFO for the three months ended September 30, 2020, and a $2,986 decrease in Core FFO and AFFO for the nine months ended September 30, 2020.
(2) Includes $1,373 and $5,368 of equity-settled and non-cash AIP and LTIP expense for the three and nine months ended September 30, 2021 (2020 - $941 and $4,277), respectively. The comparative period also includes non-recurring compensation of $107 for the nine months ended September 30, 2020.
(3) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Transaction costs	$3,793	$5,176	$(1,383)	$9,430	$9,621	$(191)
Loss on debt extinguishment	3,497	—	3,497	3,497	—	3,497
Amortization and depreciation expense	3,812	2,670	1,142	9,311	8,218	1,093
Realized and unrealized foreign exchange (gain) loss	(13)	(634)	621	2,527	1,118	1,409
Performance share units	1,162	1,323	(161)	4,844	2,113	2,731
Lease payments on right-of-use assets	(650)	(641)	(9)	(1,823)	(1,846)	23
Core FFO adjustments to income from investments in U.S. residential developments	(890)	(356)	(534)	426	(259)	685
Non-controlling interest's share of Core FFO adjustments	(220)	(372)	152	(837)	(1,163)	326
Limited partners' share of Core FFO adjustments	(1,501)	(790)	(711)	(3,118)	(1,854)	(1,264)
Total other adjustments	$8,990	$6,376	$2,614	$24,257	$15,948	$8,309

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

SUMMARY OF NON-IFRS MEASURES: CORE FFO - PROPORTIONATE

For the periods ended September 30		Three months			Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)		2021	2020	Variance	2021	2020	Variance

Revenue from single-family rental properties		$85,102	$75,446	$9,656	$243,319	$221,686	$21,633
Direct operating expenses		(28,485)	(25,254)	(3,231)	(81,018)	(74,634)	(6,384)
Net operating income from single-family rental properties		56,617	50,192	6,425	162,301	147,052	15,249

Revenue from private funds and advisory services		10,972	7,814	3,158	33,015	23,751	9,264

Fees eliminated upon consolidation (1)		7,455	529	6,926	9,787	1,904	7,883
Core FFO from U.S. and Canadian multi-family rental (2)	A	2,038	6,478	(4,440)	11,487	20,778	(9,291)
Core FFO from U.S. residential developments		6,286	4,457	1,829	21,196	7,612	13,584
Other expense	B	(1,758)	(892)	(866)	(1,900)	(2,231)	331
Corporate overhead	C	(23,153)	(16,231)	(6,922)	(69,207)	(51,810)	(17,397)
Interest expense	D	(19,899)	(22,991)	3,092	(59,828)	(72,232)	12,404
Current income tax expense	E	(415)	(3,261)	2,846	(460)	(3,037)	2,577
Core funds from operations (Core FFO)		$38,143	$26,095	$12,048	$106,391	$71,787	$34,604
Recurring capital expenditures	F	(7,140)	(7,904)	764	(21,345)	(20,430)	(915)
Adjusted funds from operations (AFFO)		$31,003	$18,191	$12,812	$85,046	$51,357	$33,689

Core FFO per share		$0.14	$0.12	$0.02	$0.42	$0.33	$0.09
Core FFO per share (CAD) (3)		$0.18	$0.16	$0.02	$0.53	$0.45	$0.08

AFFO per share		$0.12	$0.08	$0.04	$0.33	$0.24	$0.09
AFFO per share (CAD) (3)		$0.15	$0.11	$0.04	$0.41	$0.32	$0.09

Core FFO payout ratio (4)		33%	39%	(6)%	33%	41%	(8)%
AFFO payout ratio (4)		40%	56%	(16)%	41%	58%	(17)%

Weighted average shares outstanding - diluted		264,874,216	222,822,876	42,051,340	255,505,229	215,822,080	39,683,149
(1) Asset management fees, acquisition fees, leasing fees and other fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. The limited partners' share of these fees is reflected in limited partners' interests on the income statement. Refer to Section 4.4 for further details of these fees.
(2) Effective March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio, and as a result, its 20% remaining interest in the joint venture is presented as equity-accounted investments on the balance sheet and income from equity-accounted investments on the income statement. For the three months ended March 31, 2021 and the nine months ended September 30, 2020, Core FFO from U.S. multi-family rental represents Tricon’s legacy 100% ownership interest in the portfolio. For the period from April 1, 2021 to September 30, 2021, Core FFO from U.S. multi-family rental represents Tricon's remaining 20% ownership interest in the portfolio.
(3) USD/CAD exchange rates used are 1.2600 and 1.2513 for the three and nine months ended September 30, 2021 (2020 - 1.3321 and 1.3541), respectively.
(4) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

DETAILS OF CORE FFO NON-IFRS MEASURES - PROPORTIONATE

For the periods ended September 30		Three months			Nine months
(in thousands of U.S. dollars)		2021	2020	Variance	2021	2020	Variance

Net operating income from U.S. multi-family rental		$3,634	$15,114	$(11,480)	$23,329	$47,305	$(23,976)
General and administration expense from U.S. multi-family rental		(268)	(662)	394	(1,497)	(1,517)	20
Interest expense from U.S. multi-family rental		(1,388)	(8,073)	6,685	(10,607)	(25,387)	14,780
Core FFO from U.S. multi-family rental (1)		1,978	6,379	(4,401)	11,225	20,401	(9,176)

Net operating income from Canadian multi-family rental		179	212	(33)	624	707	(83)
General and administration expense from Canadian multi-family rental		(5)	(4)	(1)	(17)	(12)	(5)
Interest expense from Canadian multi-family rental		(114)	(104)	(10)	(345)	(304)	(41)
Core FFO from Canadian multi-family rental		60	104	(44)	262	391	(129)

Core FFO from Canadian residential developments		—	(5)	5	—	(14)	14

Core FFO from U.S. and Canadian multi-family rental	A	$2,038	$6,478	$(4,440)	$11,487	$20,778	$(9,291)

Other income		$393	$326	$67	$928	$482	$446
Core FFO adjustments to income from investments in U.S. residential developments		(890)	(356)	(534)	426	(259)	685
Non-controlling interests' share of Core FFO		(1,261)	(862)	(399)	(3,254)	(2,454)	(800)
Other expense	B	$(1,758)	$(892)	$(866)	$(1,900)	$(2,231)	$331

Cash compensation expense (2)		$(15,113)	$(8,798)	$(6,315)	$(45,439)	$(28,350)	$(17,089)
General and administration expense (3)		(8,040)	(7,433)	(607)	(23,768)	(23,460)	(308)
Corporate overhead	C	$(23,153)	$(16,231)	$(6,922)	$(69,207)	$(51,810)	$(17,397)

Interest expense		$(29,079)	$(28,921)	$(158)	$(89,406)	$(86,333)	$(3,073)
Convertible debentures		1,804	2,492	(688)	6,732	7,421	(689)
Due to Affiliate		4,313	1,342	2,971	12,938	1,342	11,596
Amortization of deferred financing costs, discounts and lease obligations		3,063	2,096	967	9,908	5,338	4,570
Interest expense	D	$(19,899)	$(22,991)	$3,092	$(59,828)	$(72,232)	$12,404

Current income tax (expense) recovery		$(415)	$(3,261)	$2,846	$44,042	$(3,037)	$47,079
Tax on sale of U.S. multi-family rental portfolio		—	—	—	(44,502)	—	(44,502)
Current income tax expense	E	$(415)	$(3,261)	$2,846	$(460)	$(3,037)	$2,577

Single-family rental		$(6,750)	$(6,392)	$(358)	$(19,003)	$(16,912)	$(2,091)
U.S. multi-family rental		(377)	(1,500)	1,123	(2,290)	(3,498)	1,208
Canadian multi-family rental		(13)	(12)	(1)	(52)	(20)	(32)
Recurring capital expenditures	F	$(7,140)	$(7,904)	$764	$(21,345)	$(20,430)	$(915)
(1) For the three months ended March 31, 2021 and the nine months ended September 30, 2020, Core FFO from U.S. multi-family rental represents Tricon’s legacy 100% ownership interest in the portfolio. For the period from April 1, 2021 to September 30, 2021, Core FFO from U.S. multi-family rental represents Tricon's remaining 20% ownership interest in the portfolio.
(2) Compensation expense for Core FFO purposes excludes performance share units (PSUs), non-cash compensation and non-recurring compensation. The table below reconciles cash compensation expense for Core FFO purposes to total compensation expense. Performance share unit (PSU) expense of $1,323 and $2,113 in the three and nine months ended September 30, 2020, respectively, has been removed from cash compensation expense to conform with the current period presentation. See Section 3.1 for further detail.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2021	2020	Variance	2021	2020	Variance

Cash compensation expense	$15,113	$8,798	$6,315	$45,439	$28,350	$17,089
Performance share units	1,162	1,323	(161)	4,844	2,113	2,731
Non-cash and non-recurring compensation	1,373	941	432	5,368	4,384	984
Compensation expense per financial statements	$17,648	$11,062	$6,586	$55,651	$34,847	$20,804
(3) In the three and nine months ended September 30, 2021, includes general and administration expense of $7,390 and $21,945 (2020 - $6,792 and $21,614) and lease payments of $650 and $1,823 (2020 - $641 and $1,846), respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

PROPORTIONATE INCOME STATEMENT

For the three months ended	September 30, 2021			September 30, 2020
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated	Proportionate	IFRS reconciliation	Consolidated

Revenue from single-family rental properties	$85,102	$28,875	$113,977	$75,446	$18,285	$93,731
Direct operating expenses	(28,485)	(9,788)	(38,273)	(25,254)	(5,724)	(30,978)
Net operating income from single-family rental properties	56,617	19,087	$75,704	$50,192	$12,561	$62,753

Revenue from private funds and advisory services	10,972	—	10,972	7,814	—	7,814

Fees eliminated upon consolidation	7,455	(7,455)	—	529	(529)	—
Income from equity-accounted investments in multi-family rental properties	27,557	—	27,557	102	—	102
Loss from equity-accounted investments in Canadian residential developments	(1,909)	—	(1,909)	(5)	—	(5)
Income from investments in U.S. residential developments	6,286	—	6,286	4,457	—	4,457
Compensation expense	(17,648)	—	(17,648)	(11,062)	—	(11,062)
General and administration expense	(7,390)	(1,792)	(9,182)	(6,792)	(1,404)	(8,196)
Interest expense	(29,079)	(9,482)	(38,561)	(28,921)	(5,002)	(33,923)
Fair value gain on rental properties	295,310	66,975	362,285	47,968	12,410	60,378
Fair value (loss) gain on derivative financial instruments and other liabilities	(68,728)	(19)	(68,747)	11,551	—	11,551
Other expenses (1)	(10,397)	(299)	(10,696)	(6,886)	—	(6,886)
Net change in fair value of limited partners' interests in single-family rental business	—	(67,015)	(67,015)	—	(18,036)	(18,036)
Current income tax expense	(415)	—	(415)	(3,261)	—	(3,261)
Deferred income tax expense	(66,745)	—	(66,745)	(12,489)	—	(12,489)
Non-controlling interest	(1,041)	—	(1,041)	(490)	—	(490)
Net income from continuing operations attributable to Tricon's shareholders	$200,845	$—	$200,845	$52,707	$—	$52,707

Fair value gain on rental properties	(295,310)	(66,975)	(362,285)	(47,968)	(12,410)	(60,378)
Fair value loss (gain) on derivative financial instruments and other liabilities	68,728	19	68,747	(11,551)	—	(11,551)
Limited partners' share of FFO adjustments	—	66,956	66,956	—	12,410	12,410
FFO attributable to Tricon's shareholders	$(25,737)	$—	$(25,737)	$(6,812)	$—	$(6,812)

Core FFO from U.S. and Canadian multi-family rental	2,038	—	2,038	6,478	—	6,478
Income from equity-accounted investments in multi-family rental properties	(27,557)	—	(27,557)	(102)	—	(102)
Loss from equity-accounted investments in Canadian residential developments	1,909	—	1,909	5	—	5
Deferred tax expense	66,745	—	66,745	12,489	—	12,489
Interest on convertible debentures	1,804	—	1,804	2,492	—	2,492
Interest on Due to Affiliate	4,313	—	4,313	1,342	—	1,342
Amortization of deferred financing costs, discounts and lease obligations	3,063	1,202	4,265	2,096	790	2,886
Non-cash and non-recurring compensation (3)	1,373	—	1,373	941	—	941
Other adjustments (3),(4)	10,192	(1,202)	8,990	7,166	(790)	6,376
Core FFO attributable to Tricon's shareholders	$38,143	$—	$38,143	$26,095	$—	$26,095

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Recurring capital expenditures	(7,140)	—	(7,140)	(7,904)	—	(7,904)
AFFO attributable to Tricon's shareholders	$31,003	$—	$31,003	$18,191	$—	$18,191
(1) Includes transaction costs, loss on debt extinguishment, amortization and depreciation expense, net of realized and unrealized foreign exchange gain and other income from Canadian development properties.
(2) Includes $1,373 of equity-settled and non-cash AIP and LTIP expense for the three months ended September 30, 2021 (2020 - $941).
(3) Performance share unit (PSU) expense of $1,323 for the three months ended September, 2020 has been removed from Core FFO to conform with the current period presentation. This change resulted in a $1,323 increase in Core FFO and AFFO for the three months ended September 30, 2020.
(4) Includes the following adjustments:

For the three months ended	September 30, 2021			September 30, 2020
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$3,494	$299	$3,793	$5,176	$—	$5,176
Loss on debt extinguishment	3,497	—	3,497	—	—	—
Amortization and depreciation expense	3,812	—	3,812	2,670	—	2,670
Realized and unrealized foreign exchange gain	(13)	—	(13)	(634)	—	(634)
Performance share units	1,162	—	1,162	1,323	—	1,323
Lease payments on right-of-use assets	(650)	—	(650)	(641)	—	(641)
Core FFO adjustments to income from investments in U.S. residential developments	(890)	—	(890)	(356)	—	(356)
Non-controlling interest's share of Core FFO adjustments	(220)	—	(220)	(372)	—	(372)
Limited partners' share of Core FFO adjustments	—	(1,501)	(1,501)	—	(790)	(790)
Total other adjustments	$10,192	$(1,202)	$8,990	$7,166	$(790)	$6,376

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the nine months ended	September 30, 2021			September 30, 2020
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated	Proportionate	IFRS reconciliation	Consolidated

Revenue from single-family rental properties	$243,319	$75,053	$318,372	$221,686	$50,896	$272,582
Direct operating expenses	(81,018)	(24,734)	(105,752)	(74,634)	(15,927)	(90,561)
Net operating income from single-family rental properties	162,301	50,319	$212,620	$147,052	$34,969	$182,021

Revenue from private funds and advisory services	33,015	—	33,015	23,751	—	23,751

Fees eliminated upon consolidation	9,787	(9,787)	—	1,904	(1,904)	—
Income from equity-accounted investments in multi-family rental properties	41,372	—	41,372	319	—	319
Income from equity-accounted investments in Canadian residential developments	(1,885)	—	(1,885)	5,085	—	5,085
Income (loss) from investments in U.S. residential developments	21,196	—	21,196	(71,967)	—	(71,967)
Compensation expense	(55,651)	—	(55,651)	(34,847)	—	(34,847)
General and administration expense	(21,945)	(4,910)	(26,855)	(21,614)	(3,979)	(25,593)
Interest expense	(89,406)	(22,626)	(112,032)	(86,333)	(14,469)	(100,802)
Fair value gain on rental properties	599,064	129,835	728,899	95,670	18,184	113,854
Fair value (loss) gain on derivative financial instruments and other liabilities	(147,337)	(57)	(147,394)	8,957	—	8,957
Other expenses (1)	(23,465)	(372)	(23,837)	(18,475)	—	(18,475)
Net change in fair value of limited partners' interests in single-family rental business	—	(142,402)	(142,402)	—	(32,801)	(32,801)
Current income tax recovery (expense)	44,042	—	44,042	(3,037)	—	(3,037)
Deferred income tax expense	(180,976)	—	(180,976)	(9,636)	—	(9,636)
Non-controlling interest	(2,417)	—	(2,417)	(1,291)	—	(1,291)
Net income from continuing operations attributable to Tricon's shareholders	$387,695	$—	$387,695	$35,538	$—	$35,538

Fair value gain on rental properties	(599,064)	(129,835)	(728,899)	(95,670)	(18,184)	(113,854)
Fair value loss (gain) on derivative financial instruments and other liabilities	147,337	57	147,394	(8,957)	—	(8,957)
Loss from investments in U.S. residential developments	—	—	—	79,579	—	79,579
Limited partners' share of FFO adjustments	—	129,778	129,778	—	18,184	18,184
FFO attributable to Tricon's shareholders	$(64,032)	$—	$(64,032)	$10,490	$—	$10,490

Core FFO from U.S. and Canadian multi-family rental	11,487	—	11,487	20,778	—	20,778
Income from equity-accounted investments in multi-family rental properties	(41,372)	—	(41,372)	(319)	—	(319)
Loss (income) from equity-accounted investments in Canadian residential developments (2)	1,885	—	1,885	(5,085)	—	(5,085)
Deferred tax expense	180,976	—	180,976	9,636	—	9,636
Current tax impact on sale of U.S. multi-family rental portfolio	(44,502)	—	(44,502)	—	—	—
Interest on convertible debentures	6,732	—	6,732	7,421	—	7,421
Interest on Due to Affiliate	12,938	—	12,938	1,342	—	1,342
Amortization of deferred financing costs, discounts and lease obligations	9,908	2,746	12,654	5,338	1,854	7,192
Non-cash and non-recurring compensation (3)	5,368	—	5,368	4,384	—	4,384
Other adjustments (2),(4)	27,003	(2,746)	24,257	17,802	(1,854)	15,948
Core FFO attributable to Tricon's shareholders	$106,391	$—	$106,391	$71,787	$—	$71,787

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Recurring capital expenditures	(21,345)	—	(21,345)	(20,430)	—	(20,430)
AFFO attributable to Tricon's shareholders	$85,046	$—	$85,046	$51,357	$—	$51,357
(1) Includes transaction costs, loss on debt extinguishment, amortization and depreciation expense, realized and unrealized foreign exchange loss, net of other income from Canadian development properties.
(2) Fair value gains recognized on equity-accounted investments in Canadian residential developments of $5,099 and performance share unit (PSU) expense of $2,113 for the nine months ended September 30, 2020 have been removed from Core FFO to conform with the current period presentation. This change resulted in a $2,986 net decrease in Core FFO and AFFO for the nine months ended September 30, 2021.
(3) Includes $5,368 of equity-settled and non-cash AIP and LTIP expense for the nine months ended September 30, 2021 (2020 - $4,277). The comparative period also includes non-recurring compensation of $107.
(4) Includes the following adjustments:

For the nine months ended	September 30, 2021			September 30, 2020
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$9,058	$372	$9,430	$9,621	$—	$9,621
Loss on debt extinguishment	3,497	—	3,497	—	—	—
Amortization and depreciation expense	9,311	—	9,311	8,218	—	8,218
Realized and unrealized foreign exchange loss	2,527	—	2,527	1,118	—	1,118
Performance share units	4,844	—	4,844	2,113	—	2,113
Lease payments on right-of-use assets	(1,823)	—	(1,823)	(1,846)	—	(1,846)
Core FFO adjustments to income from investments in U.S. residential developments	426	—	426	(259)	—	(259)
Non-controlling interest's share of Core FFO adjustments	(837)	—	(837)	(1,163)	—	(1,163)
Limited partners' share of Core FFO adjustments	—	(3,118)	(3,118)	—	(1,854)	(1,854)
Total other adjustments	$27,003	$(2,746)	$24,257	$17,802	$(1,854)	$15,948

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

Assets
Rental properties	$4,972,832	$2,062,144	$7,034,976
Equity-accounted investments in multi-family rental properties	166,463	—	166,463
Equity-accounted investments in Canadian residential developments	90,546	—	90,546
Canadian development properties	119,609	—	119,609
Investments in U.S. residential developments	148,170	—	148,170
Restricted cash	94,531	43,346	137,877
Goodwill, intangible and other assets	120,358	41	120,399
Deferred income tax assets	78,217	—	78,217
Cash	67,914	82,888	150,802
Other working capital items (1)	41,582	8,760	50,342
Total assets	$5,900,222	$2,197,179	$8,097,401

Liabilities
Debt	2,490,239	1,319,005	3,809,244
Due to Affiliate	255,145	—	255,145
Deferred income tax liabilities	396,997	—	396,997
Other liabilities (2)	357,963	878,174	1,236,137
Total liabilities	$3,500,344	$2,197,179	$5,697,523

Non-controlling interest	5,420	—	5,420

Net assets attributable to Tricon's shareholders	$2,394,458	$—	$2,394,458
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.
(2) Other liabilities include long-term incentive plan, derivative financial instruments, other liability, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

PRO-RATA ASSETS

Tricon's pro-rata assets includes its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet above.

(in thousands of U.S. dollars)	Total proportionate results

Pro-rata assets of consolidated entities (1)	$5,643,213

U.S multi-family rental properties	312,619
Canadian multi-family rental properties	38,532
Canadian residential developments (2)	198,119
Pro-rata assets of non-consolidated entities	549,270
Pro-rata assets, total	$6,192,483
Pro-rata assets (net of cash), total (3)	$6,019,421
(1) Includes proportionate total assets presented in the table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.
(2) Excludes right-of-use assets under ground leases of $39,502.
(3) Reflects proportionate cash and restricted cash of $162,445 as well as pro-rata cash and restricted cash of non-consolidated entities of $10,617.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	Total proportionate results
Pro-rata debt of consolidated entities	$2,490,239

U.S. multi-family rental properties	160,090
Canadian multi-family rental properties	18,722
Canadian residential developments (1)	96,990
Pro-rata debt of non-consolidated entities	275,802

Pro-rata debt, total	$2,766,041
Pro-rata net debt, total (2)	$2,592,979

Pro-rata net debt to assets (3)	43.1%
(1) Excludes lease obligations under ground leases of $39,502.
(2) Reflects proportionate cash and restricted cash of $162,445 as well as pro-rata cash and restricted cash of non-consolidated entities of $10,617.
(3) Excludes the impact of the public offering and private placement of common shares completed subsequent to quarter-end (see Section 3.3). As at September 30, 2021, pro-rata net debt to assets would have been 34.1%, assuming $540.8 million of proceeds net of underwriters' fees from the equity issuance were used to repay the securitization debt 2017-1 and other debt.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total
For the three months ended September 30, 2021
Net income attributable to Tricon's shareholders from continuing operations	$200,845	$—	$200,845
Interest expense	29,079	9,482	38,561
Current income tax expense	415	—	415
Deferred income tax expense	66,745	—	66,745
Amortization and depreciation expense	3,812	—	3,812
Fair value gain on rental properties	(295,310)	(66,975)	(362,285)
Fair value loss on derivative financial instruments and other liabilities	68,728	19	68,747
Look-through EBITDAre adjustments from non-consolidated affiliates	(22,131)	—	(22,131)
EBITDAre, consolidated	$52,183	$(57,474)	$(5,291)

Non-cash and non-recurring compensation	1,373	—	1,373
Other adjustments (1)	7,499	299	7,798
Limited partners' share of EBITDAre adjustments	—	57,175	57,175
Non-controlling interest's share of EBITDAre adjustments	(220)	—	(220)
Adjusted EBITDAre	$60,835	$—	$60,835

Adjusted EBITDAre (annualized)			$243,340
(1) Includes the following adjustments:

(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$3,494	$299	$3,793
Loss on debt extinguishment	3,497	—	3,497
Realized and unrealized foreign exchange gain	(13)	—	(13)
Performance share units	1,162	—	1,162
Look-through other adjustments from non-consolidated affiliates	9	—	9
Lease payments on right-of-use assets	(650)	—	(650)
Total other adjustments	$7,499	$299	$7,798

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results
Pro-rata debt of consolidated entities, excluding development and subscription facilities (1)	$2,361,062

U.S. multi-family rental properties debt	160,090
Canadian multi-family rental properties debt	18,722
Pro-rata debt of non-consolidated entities (stabilized properties)	178,812

Pro-rata debt (stabilized properties), total	$2,539,874
Pro-rata net debt (stabilized properties), total (2)	$2,378,817

Pro-rata net debt to Adjusted EBITDAre (annualized) (3)	9.8x
(1) Excludes $34,132 of development debt directly related to the consolidated Canadian development portfolio and $95,045 of subscription facilities related to acquisitions of vacant single-family homes, which do not currently contribute to Adjusted EBITDAre.
(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $154,866 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $6,191.
(3) Excludes the impact of the public offering and private placement of common shares completed subsequent to quarter-end (see Section 3.3). As at September 30, 2021, pro-rata net debt to Adjusted EBITDAre (annualized) would have been 7.6x, assuming $540.8 million of proceeds net of underwriters' fees from the equity issuance were used to repay the securitization debt 2017-1 and other debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

SUMMARY OF SELECTED INCOME STATEMENT, BALANCE SHEET AND OPERATING ITEMS

	Rental portfolio
(in thousands of U.S. dollars, except units, average monthly rent, percentages and per share amounts)	Single-Family Rental	Multi-Family Rental	Tricon proportionate results	Consolidation reconciliation	Consolidated results
	A	B	A+B	C	A+B+C

Income statement and operating items
Tricon's proportionate share of rental homes	19,477		19,477	7,771	27,248
Average monthly rent	$1,539
Occupancy	93.7%
NOI margin	66.5%
Quarterly NOI	$56,618		$56,618	$19,086	$75,704
Annualized NOI	226,472		226,472	76,344	302,816

Balance sheet
Rental properties	$4,972,832	$—	$4,972,832	$2,062,144	$7,034,976
Equity-accounted investments in multi-family rental properties	—	166,463	166,463	—	166,463
Net debt	(2,295,418)	—	(2,295,418)	(1,192,771)	(3,488,189)
Other liabilities	(126,381)	—	(126,381)	(869,373)	(995,754)
Net assets attributable to Tricon's shareholders	$2,551,033	$166,463	$2,717,496	$—	$2,717,496
Net assets per share (1)	$11.30	$0.74	$12.04
Net assets per share (CAD) (1)	$14.40	$0.94	$15.34
(1) As at September 30, 2021, common shares outstanding were 225,747,598 and the USD/CAD exchange rate was 1.2741.

	Development portfolio
(in thousands of U.S. dollars, except per share amounts)	Canadian residential developments	U.S. residential developments	Tricon proportionate results	Consolidation reconciliation	Consolidated results
	A	B	A+B	C	A+B+C

Income statement and operating items
Estimated annual NOI upon stabilization (1)	$41,734
Projected distributions net of advances remaining		$297,548

Balance sheet
Investments in residential developments	$90,546	$148,170	$238,716	$—	$238,716
Canadian development properties	119,609	—	119,609	—	119,609
Net debt	(26,817)	—	(26,817)	—	(26,817)
Other liabilities	(782)	—	(782)	—	(782)
Net assets attributable to Tricon's shareholders	$182,556	$148,170	$330,726	$—	$330,726
Net assets per share (2)	$0.81	$0.66	$1.47
Net assets per share (CAD) (2)	$1.03	$0.84	$1.87
(1) Calculated on a total portfolio basis, and based on current project development plans assuming a target development yield of 4.75% on cost. Refer to page 1, "Non-IFRS measures and forward-looking statements".
(2) As at September 30, 2021, common shares outstanding were 225,747,598 and the USD/CAD exchange rate was 1.2741.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Corporate assets and liabilities
(in thousands of U.S. dollars, except per share amounts)	Tricon proportionate results	Consolidation reconciliation	Consolidated results

Goodwill, intangible and other assets	$120,339	$—	$120,339
Deferred income tax liabilities	(318,780)	—	(318,780)
Net debt	(5,559)	—	(5,559)
Due to Affiliate	(255,145)	—	(255,145)
Other liabilities	(194,619)	—	(194,619)
Net assets attributable to Tricon's shareholders	$(653,764)	$—	$(653,764)
Net assets per share (1)	$(2.90)
Net assets per share (CAD) (1)	$(3.69)
(1) As at September 30, 2021, common shares outstanding were 225,747,598 and the USD/CAD exchange rate was 1.2741.

	Summary of net assets (book value) per share
(in thousands of U.S. dollars, except per share amounts)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results
	A	B	C	A+B+C

Net assets attributable to Tricon's shareholders	$2,717,496	$330,726	$(653,764)	$2,394,458
Net assets per share (1)	$12.04	$1.47	$(2.90)	$10.61
Net assets per share (CAD) (1)	$15.34	$1.87	$(3.69)	$13.52
(1) As at September 30, 2021, common shares outstanding were 225,747,598 and the USD/CAD exchange rate was 1.2741.

	Future performance fees
(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Estimated future performance fees (1)	$11,000	$28,000	$202,000	$241,000
(1) Estimated future performance fees are calculated pursuant to current business plans and discounted based on expected time horizons and risk, before the deduction of any amounts paid to employees under the LTIP. Refer to page 1, "Non-IFRS measures and forward-looking statements".

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

HISTORICAL PROPORTIONATE NON-IFRS MEASURES

	For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020

Revenue from single-family rental properties	$85,102	$81,056	$77,161	$75,254	$75,446	$73,861	$72,379
Direct operating expenses	(28,485)	(26,999)	(25,534)	(24,778)	(25,254)	(24,669)	(24,711)
Net operating income from single-family rental properties	56,617	54,057	51,627	50,476	50,192	49,192	47,668

Revenue from private funds and advisory services	10,972	13,113	8,930	10,339	7,814	8,122	7,815

Fees eliminated upon consolidation	7,455	1,458	874	709	529	685	690
Core FFO from U.S. and Canadian multi-family rental (1)	2,038	1,919	7,530	7,199	6,478	7,057	7,243
Core FFO from U.S. residential developments	6,286	8,251	6,659	10,191	4,457	3,155	—
Other (expense) income	(1,758)	772	(914)	273	(892)	(2,352)	1,013
Corporate overhead	(23,153)	(23,962)	(22,092)	(23,875)	(16,231)	(18,432)	(17,147)
Interest expense	(19,899)	(19,866)	(20,063)	(20,964)	(22,991)	(23,514)	(25,727)
Current income tax (expense) recovery	(415)	(16)	(29)	7,082	(3,261)	286	(62)
Core funds from operations (Core FFO)	$38,143	$35,726	$32,522	$41,430	$26,095	$24,199	$21,493
Recurring capital expenditures	(7,140)	(7,500)	(6,705)	(7,445)	(7,904)	(5,883)	(6,643)
Adjusted funds from operations (AFFO)	$31,003	$28,226	$25,817	$33,985	$18,191	$18,316	$14,850

Core FFO per share	$0.14	$0.14	$0.13	$0.17	$0.12	$0.11	$0.10
Core FFO per share (CAD)	$0.18	$0.17	$0.16	$0.22	$0.16	$0.15	$0.13

AFFO per share	$0.12	$0.11	$0.10	$0.14	$0.08	$0.09	$0.07
AFFO per share (CAD)	$0.15	$0.14	$0.13	$0.18	$0.11	$0.12	$0.09

Core FFO payout ratio	33%	33%	33%	26%	39%	41%	44%
AFFO payout ratio	40%	42%	42%	31%	56%	54%	64%

Weighted average shares outstanding – diluted	264,874,216	252,511,687	248,103,423	248,247,018	222,822,876	211,677,963	212,934,511
1) For the periods up to and including March 31, 2021, Core FFO from U.S. multi-family rental represents Tricon’s legacy 100% ownership interest in the portfolio. For the three months ended March 31, 2021 and the nine months ended September 30, 2020, Core FFO from U.S. multi-family rental represents Tricon's remaining 20% ownership interest in the portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

HISTORICAL PROPORTIONATE INCOME STATEMENT

	For the three months ended
(in thousands of U.S. dollars)	September 30, 2021	June 31, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020

Revenue from single-family rental properties	$85,102	$81,056	$77,161	$75,254	$75,446	$73,861	$72,379
Direct operating expenses	(28,485)	(26,999)	(25,534)	(24,778)	(25,254)	(24,669)	(24,711)
Net operating income from single-family rental properties	56,617	54,057	51,627	50,476	50,192	49,192	47,668

Revenue from private funds and advisory services	10,972	13,113	8,930	10,339	7,814	8,122	7,815

Fees eliminated upon consolidation	7,455	1,458	847	709	529	685	690
Income (loss) from equity-accounted investments in multi-family rental	27,557	14,272	(457)	427	102	162	55
Loss (income) from equity-accounted investments in Canadian residential developments	(1,909)	27	(3)	8,293	(5)	(7)	5,097
Income (loss) from investments in U.S. residential developments	6,286	8,251	6,659	10,191	4,457	3,155	(79,579)
Compensation expense	(17,648)	(20,253)	(17,750)	(18,303)	(11,062)	(13,377)	(10,408)
General and administration expense	(7,390)	(7,659)	(6,896)	(7,225)	(6,792)	(6,512)	(8,310)
Interest expense	(29,079)	(30,320)	(30,007)	(30,803)	(28,921)	(27,626)	(29,786)
Fair value gain on rental properties	295,310	211,570	92,184	94,791	47,968	29,358	18,344
Fair value (loss) gain on derivative financial instruments and other liabilities	(68,728)	(41,437)	(37,172)	(16,418)	11,551	(450)	(2,144)
Other expenses	(10,397)	(9,637)	(3,404)	(1,563)	(6,886)	(4,709)	(6,880)
Current income tax (expense) recovery	(415)	(16)	44,473	7,082	(3,261)	286	(62)
Deferred income tax (expense) recovery	(66,745)	(47,104)	(67,127)	(32,188)	(12,489)	(8,114)	10,967
Non-controlling interest	(1,041)	(805)	(571)	(1,800)	(490)	(294)	(507)
Net income (loss) from continuing operations attributable to Tricon’s shareholders	$200,845	$145,517	$41,333	$74,008	$52,707	$29,871	$(47,040)

Fair value gain on rental properties	(295,310)	(211,570)	(92,184)	(94,791)	(47,968)	(29,358)	(18,344)
Fair value loss (gain) on derivative financial instruments and other liabilities	68,728	41,437	37,172	16,418	(11,551)	450	2,144
Loss from investments in U.S. residential developments	—	—	—	—	—	—	79,579
FFO attributable to Tricon's shareholders	$(25,737)	$(24,616)	$(13,679)	$(4,365)	$(6,812)	$963	$16,339

Core FFO from U.S. and Canadian multi-family rental	2,038	1,919	7,530	7,199	6,478	7,057	7,243
(Income) loss from equity-accounted investments in multi-family rental	(27,557)	(14,272)	457	(427)	(102)	(162)	(55)
Loss (income) from equity-accounted investments in Canadian residential developments	1,909	(27)	3	(8,293)	5	7	(5,097)
Deferred tax expense (recovery)	66,745	47,104	67,127	32,188	12,489	8,114	(10,967)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Current tax impact on sale of U.S. multi-family rental portfolio	—	—	(44,502)	—	—	—	—
Interest incurred on convertible debentures	1,804	2,477	2,451	2,506	2,492	2,464	2,465
Interest on Due to Affiliate	4,313	4,312	4,313	4,312	1,342	—	—
Amortization of deferred financing costs, discounts and lease obligations	3,063	3,665	3,180	3,021	2,096	1,648	1,594
Non-cash and non-recurring compensation	1,373	3,180	815	702	941	793	2,650
Other adjustments	10,192	11,984	4,827	4,587	7,166	3,315	7,321
Core FFO attributable to Tricon's shareholders	$38,143	$35,726	$32,522	$41,430	$26,095	$24,199	$21,493

Recurring capital expenditures	(7,140)	(7,500)	(6,705)	(7,445)	(7,904)	(5,883)	(6,643)
AFFO attributable to Tricon's shareholders	$31,003	$28,226	$25,817	$33,985	$18,191	$18,316	$14,850

HISTORICAL PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Assets
Rental properties	$4,972,832	$4,513,858	$4,114,315	$5,272,461	$5,102,039	$5,015,782	$4,991,776
Equity-accounted investments in multi-family rental properties	166,463	140,532	127,584	19,913	19,538	19,025	18,120
Equity-accounted investments in Canadian residential developments	90,546	93,165	77,152	74,955	63,384	61,223	57,946
Canadian development properties	119,609	117,885	112,733	110,018	103,367	167,752	33,030
Investments in U.S. residential developments	148,170	154,370	160,784	164,842	167,023	100,605	171,398
Restricted cash	78,217	77,473	74,139	95,627	88,256	73,267	68,334
Goodwill, intangible and other assets	120,358	122,484	92,271	170,032	168,996	167,755	168,182
Deferred income tax assets	94,531	70,984	59,659	102,444	104,711	105,098	101,486
Cash	67,914	57,557	271,966	32,019	36,159	29,661	33,099
Other working capital items	41,582	38,124	55,101	38,714	32,391	29,282	35,774
Total assets	$5,900,222	$5,386,432	$5,145,704	$6,081,025	$5,885,864	$5,769,450	$5,679,145

Liabilities
Debt	2,490,239	2,332,571	2,533,373	3,419,657	3,333,911	3,580,949	3,532,322
Convertible debentures	—	167,513	167,193	165,956	164,775	163,622	162,441
Due to Affiliate	255,145	253,954	252,788	251,647	250,530	—	—
Other liabilities	357,963	300,675	266,039	298,071	267,921	255,212	247,982
Deferred income tax liabilities	396,997	322,500	217,623	202,456	201,943	155,607	134,806
Total liabilities	$3,500,344	$3,377,213	$3,437,016	$4,337,787	$4,219,080	$4,155,390	$4,077,551
Non-controlling interest	5,420	5,975	6,567	8,142	8,338	7,848	7,554
Net assets attributable to Tricon’s shareholders	$2,394,458	$2,003,244	$1,702,121	$1,735,096	$1,658,446	$1,606,212	$1,594,040

Net assets per share	$10.61	$9.57	$8.80	$8.98	$8.60	$8.34	$8.28

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

6.    Liquidity and capital resources

6.1    Financing strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

6.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our PF&A business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

Working capital

As at September 30, 2021, Tricon had a net working capital deficit of $479.0 million, reflecting current assets of $201.1 million, offset by current liabilities of $680.1 million. The working capital deficit is primarily due to debt coming due in 2022, including $455.3 million relating to the securitization debt 2017-1, which was repaid in full subsequent to quarter-end (see Section 3.3). The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

6.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s consolidated financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is summarized in Section 3.2.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at September 30, 2021, the Company was in compliance with all of its financial covenants.

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

On June 8, 2021, the Company completed the offering, on a bought deal basis, of 15,480,725 common shares at a price of $10.77 (C$13.00) per common share of the Company for gross proceeds of $166.7 million (C$201.2 million translated to U.S. dollars using the June 8, 2021 exchange rate). Net proceeds from the offering were $161.8 million (C$195.4 million), which reflects $6.6 million of equity issuance costs incurred partially offset by $1.7 million of deferred tax recoveries.

On July 30, 2021, the Company gave notice to debenture holders of its intention to redeem in full all of the outstanding balance of the then-outstanding 2022 convertible debentures effective September 9, 2021, and elected to satisfy the redemption proceeds by the issuance of common shares of the Company. In total, the Company issued 16,449,980 common shares in connection with the conversion or redemption of the $172.4 million aggregate principal amount of the 2022 convertible debentures during 2021. Cash was also paid in lieu of any fractional shares that would otherwise have been issued on conversion or redemption.

As of September 30, 2021, there were 226,122,875 common shares issued by the Company, of which 225,747,598 were outstanding and 375,277 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 2,156,339 outstanding stock options and 2,486,967 outstanding deferred share units (DSUs).

As of September 30, 2021, there was $300.0 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units issued by Tricon PIPE LLC (see Section 3.2). Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at September 30, 2021, this equated to 35,294,118 common shares of the Company.

Subsequent to quarter-end, on October 12, 2021, the Company closed its previously-announced initial public offering of common shares in the United States and concurrent public offering in Canada. A total of 46,248,746 common shares were issued, for aggregate gross proceeds to the Company of approximately $570 million (see Section 3.3). Following the completion of the Offering and the Private Placement, the Company had issued a total of 272,371,621 common shares.

7.    Operational key performance indicators

7.1    Defined terms

The KPIs discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures and forward-looking statements” on page 1.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.

•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold and homes that have been designated for sale. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2019, and those homes have been held in operations throughout the full periods presented in both 2020 and 2021.

•Renovation capital expenditures are incurred in order to prepare the property for rental use in accordance with Tricon’s standards. These expenditures are either incurred shortly after acquisition on vacant homes or deferred until the resident moves out if homes are occupied when acquired.

•Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

•Value-enhancing capital expenditures are defined as capital expenditures that go beyond merely maintaining the quality of a property and are instead incurred for the purpose of increasing expected future returns.

Residential Development

•Development yield represents the estimated stabilized net operating income of a property following its completion as a percentage of its estimated total development cost.

•Core funds from operations, specifically for U.S. residential developments, presents net income as a normalized figure, adjusting for transaction costs and non-recurring and non-cash items, and is a metric that management

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

believes to be helpful in evaluating Tricon’s residential development business and comparing its performance to industry peers. Core funds from operations as a metric used in measuring Company performance is described below.

Private Funds and Advisory

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units).

In addition, Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS, consistent with its FFO calculation methodology described above.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity‐accounted investments, in both debt and Adjusted EBITDAre, by calculating pro‐rata leverage on a look‐through basis (excluding debt directly related to the Canadian development portfolio and subscription facilities related to acquisitions of vacant single-family homes, which do not currently contribute to Adjusted EBITDAre).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

7.2    Assets under management

Management believes that monitoring changes in the Company’s AUM is helpful in evaluating trends in fee revenue. Growth in AUM is driven by principal investments and capital commitments to our managed Investment Vehicles by private investors.

For reporting purposes, AUM includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors in the Private Funds and Advisory business, and is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Outstanding invested capital and project-level funded debt plus unfunded commitment
U.S. residential developments	Outstanding invested capital and unfunded commitment

8.    Accounting estimates and policies, controls and procedures, and risk analysis

Refer to the Company's MD&A for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com and on the Company's website at www.triconresidential.com, for detailed discussions of accounting estimates and policies, controls and procedures, and risk analysis.

8.1    Accounting estimates and policies

The Company’s accounting policies are described in Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2020, and any changes thereto are described in Note 2 to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to Note 4 to the consolidated financial statements for the year ended December 31, 2020 for details on critical accounting estimates.

8.2    Controls and procedures

As at September 30, 2021, the Company’s CEO and CFO have evaluated the design and operating effectiveness of the Company’s disclosure controls and procedures and the Company’s internal controls over financial reporting. The CEO and CFO did not identify any material weaknesses in the Company’s system of internal controls over financial reporting.

During the nine months ended September 30, 2021, there were no changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

8.3    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon private funds, as well as common shares and debentures of the Company. Refer to the related party transactions and balances note in the condensed interim consolidated financial statements for further details concerning the Company’s transactions with related parties.

8.4    Dividends

On November 8, 2021, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2022 to shareholders of record on December 31, 2021.

8.5    Compensation incentive plans

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

8.6    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Company's Annual Information Form dated March 2, 2021 and its MD&A for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on the Company's website at www.triconresidential.com, contain detailed discussions of these risks.

9.    Historical financial information

The following table shows selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020

Financial statement results
Net operating income from single-family rental properties from continuing operations	$75,704	$70,744	$66,172	$63,719
Total revenue from continuing operations	124,949	119,034	107,404	104,739
Net income from continuing operations	201,886	146,322	41,904	75,808
Net (loss) income from discontinued operations	—	—	(67,562)	5,670
Net income (loss)	201,886	146,322	(25,658)	81,478
Basic earnings per share from continuing operations	0.93	0.73	0.21	0.38
Basic (loss) earnings per share from discontinued operations	—	—	(0.34)	0.03
Basic earnings (loss) per share	0.93	0.73	(0.13)	0.41
Diluted earnings per share from continuing operations	0.92	0.72	0.21	0.36
Diluted (loss) earnings per share from discontinued operations	—	—	(0.35)	0.03
Diluted earnings (loss) per share	0.92	0.72	(0.14)	0.39

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019

Financial statement results
Net operating income from single-family rental properties from continuing operations	$62,753	$61,248	$58,020	$—
Total revenue from continuing operations	101,545	99,302	95,486	11,716
Net income (loss) from continuing operations	53,197	30,165	(46,533)	38,526
Net income (loss) from discontinued operations	4,902	(12,824)	6,028	6,733
Net income (loss)	58,099	17,341	(40,505)	45,259
Basic earnings (loss) per share from continuing operations	0.27	0.16	(0.24)	0.20
Basic earnings (loss) per share from discontinued operations	0.03	(0.07)	0.03	0.03
Basic earnings (loss) per share	0.30	0.09	(0.21)	0.23
Diluted earnings (loss) per share from continuing operations	0.21	0.16	(0.24)	0.19
Diluted earnings (loss) per share from discontinued operations	0.02	(0.07)	0.03	0.03
Diluted earnings (loss) per share	0.23	0.09	(0.21)	0.22

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com